As filed with the Securities and Exchange Commission on June 4, 2010
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Corporación Andina de Fomento
(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Erika L. Robinson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price	Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$1,000,000,000(3)	$71,300

(1)	The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds $1,500,000,000 in United States dollars or the equivalent in any other currency.

(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $500,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-159109), originally filed on May 11, 2009. The Registrant paid filing fees of $27,900 with respect to those previously registered securities.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION.

PRELIMINARY PROSPECTUS DATED JUNE 4, 2010.

$1,500,000,000

Corporación Andina de Fomento

Debt Securities
Guarantees

We may from time to time offer up to $1,500,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,500,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated          , 2010

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Republics of Colombia, Ecuador and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a full member shareholder country and which we refer to collectively in this prospectus as the full member shareholder countries. At December 31, 2009, the full member shareholder countries of CAF collectively accounted for 77.2%1 of the nominal value of our paid-in capital. The other shareholder countries of CAF are Argentina, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain and Trinidad and Tobago, each of which we refer to in this prospectus as an associated shareholder country and which we refer to collectively in this prospectus as the associated shareholder countries. At December 31, 2009, our associated shareholder countries collectively accounted for 22.8%2 of the nominal value of our paid-in capital. Our shares are also held by 14 financial institutions based in the full member shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2009. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in Bogota, Brasilia, Buenos Aires, La Paz, Lima, Panama City, Montevideo, Madrid and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder

1 Brazil and Uruguay became full member shareholder countries after December 31, 2009; on December 31, 2009, only Bolivia, Colombia, Ecuador, Peru and Venezuela were full member shareholder countries.
2 On December 31, 2009, Brazil and Uruguay were associated shareholder countries along with Argentina, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain and Trinidad and Tobago.

countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the full member shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries, except Chile (ratification by Chile is currently pending). Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at March 31, 2010 and does not give effect to any transaction since that date.

At March 31,
2010
(in U.S.$ millions)

Short-term debt(1)	$5,438.0

Long-term debt (maturities over one year)	$5,988.0
Stockholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $10.0 billion)(2)	3,123.9
Less: Capital receivable	(404.2)

Paid-in capital	2,719.6
Additional paid-in capital	452.92

Total Capital	3,172.5
Reserves
Mandatory reserve	382.2
General reserve	1,774.8

Total reserves	2,156.9
Retained earnings	40.7

Total shareholders’ equity	5,370.2

Total long-term debt and shareholders’ equity	$11,358.2

(1)	Includes deposits, commercial paper, short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest and commissions payable.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.3 billion at March 31, 2010.

CAPITAL STRUCTURE

General

Our authorized capital is $10.0 billion, of which $6.5 billion will be paid-in capital and $3.5 billion will be callable capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries. Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by Bolivia, Colombia, Ecuador, Peru, Brazil, Uruguay and Venezuela, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting 0.1% of our outstanding shares, which are owned by 14 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. Currently, Bolivia, Colombia, Ecuador, Peru and Venezuela, as owners of Series “B” shares, collectively are entitled to elect five additional Directors and five Alternate Directors through cumulative voting, and the 14 private sector owners of Series “B” shares collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by ten associated shareholder countries: Argentina, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain and Trinidad and Tobago. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to these dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private shareholders. Series “C” shares may be held by or transferred to public or private entities outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholder’s Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay and Uruguay may become contracting parties to the Constitutive Agreement, may become full member shareholder countries and may own Series “A” shares. As of the date of this prospectus, Brazil and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares; Panama has adhered to the Constitutive Agreement, but has not yet acquired a Series “A” share.

Note:

All figures at December 31, 2009 which reference full member shareholder countries only include the Plurinational State of Bolivia, the Republics of Colombia, Ecuador and Peru, and the Bolivarian Republic of

Venezuela. All figures at December 31, 2009 which reference “associated shareholder countries” encompass all other shareholder countries, which include associated shareholder countries that became full member shareholder countries after such date.

Similarly, use of the term “full member shareholder countries” without any date referenced thereto includes all countries which currently enjoy said status (the Plurinational State of Bolivia, the Federative Republic of Brazil, the Republics of Colombia, Ecuador and Peru, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela). Use of the term “associated shareholder countries” without any referenced date includes all other shareholder countries that are not currently full member shareholder countries.

Paid-in Capital and Capital Receivable

At December 31, 2009, CAF’s subscribed paid-in and receivable capital was $2.8 billion, of which $2.5 billion was paid-in capital and $324.5 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 2008 and 2009.

Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

A list of selected capital contributions follows:

Argentina

In 2001, Argentina subscribed to paid-in capital of $25.0 million, which was paid in full in 2005. Also, in 2005, Argentina subscribed to an additional paid-in capital increase of $75.0 million, which was paid in full in 2008.

In 2007, Argentina entered into an agreement to subscribe to an additional $543.0 million in Series “C” shares, of which it paid $315.0 million in 2009 with the balance to be paid in two installments.

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments beginning in 2011.

Additionally, Argentina has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, the subscription agreement contemplates the issuance of one Series “A” share to Argentina.

Bolivia

In 2002, the Plurinational State of Bolivia subscribed to a paid-in capital increase of $19.7 million, which was paid in six installments ending in 2008.

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments.

Brazil

In 2003, the Federative Republic of Brazil subscribed to an additional capital contribution of $50.0 million, which was paid in full in 2005.

In 2007, Brazil entered into an agreement to subscribe to an additional $467.0 million in Series “C” shares, of which it paid $234.4 million in 2009 with the balance to be paid in 2010.

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments and $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Chile

In 2007, the Republic of Chile subscribed to an additional $50.0 million in Series “C” shares, which was paid in full in the same year.

Colombia

In 2002, the Republic of Colombia subscribed to a paid-in capital increase of $95.2 million, which was paid in full in 2007.

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares. As of March 31, 2010, it has paid $8.1 million, with the balance expected to be paid in 2010.

Costa Rica

In 2006, Costa Rica paid in full its subscribed capital of $20.0 million.

Dominican Republic

In 2004, the Dominican Republic entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $50.0 million, which was paid in full in 2009.

In 2009, the Dominican Republic subscribed to an additional $17.0 million in Series “C” shares to be paid in eight installments.

Ecuador

In 2002, the Republic of Ecuador subscribed to a paid-in capital increase of $19.7 million, which was paid in full in 2006.

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments.

Panama

In 2005, the Republic of Panama subscribed to an additional capital contribution of $10.0 million, which was paid in full in 2009.

In 2008, Panama entered into an agreement to subscribe to an additional $170.0 million in Series “C” shares, of which it paid $50.0 million in 2009, with the balance to be paid in four annual installments ending in 2013.

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments.

In 2010, Panama subscribed to $36.0 million in callable capital.

Paraguay

In 2008, the Republic of Paraguay entered into an agreement to subscribe to an additional $189.0 million in Series “C” shares, of which it paid $15.0 million in 2009 with the balance to be paid in five annual installments.

In 2009, Paraguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments.

Peru

In 2002, the Republic of Peru subscribed to a paid-in capital increase of $70.2 million, which was paid in full in 2006.

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments.

Portugal

In 2009, Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four installments and EUR 60.0 million in callable capital.

Spain

In 2002, Spain subscribed to paid-in capital of $100.0 million, which was paid in full in 2004. Spain also subscribed to callable capital of $200.0 million.

Recently, in 2010, Spain subscribed to an additional $327.0 million of paid-in capital, to be paid in five annual and equal installments until 2014.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million, of which it paid $2.0 million in 2009, with the balance to be paid in four annual installments ending in 2013.

Uruguay

In 2001, Uruguay subscribed to paid-in capital of $5.0 million, which was paid in full in 2004.

In 2002, Uruguay subscribed to an additional $15.0 million of paid-in capital, which was paid in full in 2006.

In 2004, Uruguay subscribed to an additional capital contribution of $20.0 million, which was paid in full in 2008.

In 2007, Uruguay entered into an agreement to subscribe to an additional $137.0 million in Series “C” shares, of which it paid $54.0 million in 2009 with the balance to be paid in three annual installments ending in 2012.

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Venezuela

In 2002, the Bolivarian Republic of Venezuela subscribed to a paid-in capital increase of $70.2 million, which was paid in full in 2006.

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments.

As of the date of this prospectus, all of the full member shareholder countries were current in their capital payments. The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2009:

Shareholders	Paid-in Capital	Capital Receivable
	(in U.S.$ thousands)

Series “A” Shares:
Bolivia	$1,200	$—
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Bolivia	150,655	—
Colombia	537,265	4,190
Ecuador	151,885	—
Peru	536,400	—
Venezuela	536,390	—
Private sector financial institutions	1,535	—
Series “C” Shares:
Argentina	170,745	86,365
Brazil	156,705	88,115
Chile	22,305	—
Costa Rica	13,245	—
Dominican Republic	23,495	—
Jamaica	735	—
Mexico	18,980	—
Panama	30,045	42,405
Paraguay	12,655	61,480
Spain	62,860	—
Trinidad and Tobago	1,535	1,415
Uruguay	52,210	40,575

Total	$2,485,645	$324,545

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserves are an accounting reserve.

At December 31, 2009, our reserves totaled $2.0 billion. At such date, the mandatory reserve amounted to $358.7 million, or 12.8% of subscribed paid-in and receivable capital, and the general reserve amounted to $1.7 billion.

Callable Capital

In addition to our subscribed paid-in and receivable capital, our shareholders have subscribed to callable capital totaling $1.3 billion at December 31, 2009. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the year ended December 31, 2009 has been derived from our financial statements for that period, which were audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu. The following selected financial information as of and for the years ended December 31, 2008 and 2007 has been derived from our financial statements for those periods, which were audited by Rodríguez Velázquez & Asociados (formerly Alcaraz Cabrera Vázquez) a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity (hereafter “KPMG in Venezuela”). The audit reports have been included on pages F-4 and F-5 of this document. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The selected financial information as of and for the three-month periods ended March 31, 2010 and March 31, 2009(1) has been derived from our unaudited condensed interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2010 are not necessarily indicative of results to be expected for the full year 2010. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited condensed interim financial information and the notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31, (Unaudited)
	2009	2008	2007	2010	2009
	(in U.S.$ thousands, except ratios)

Income Statement Data
Interest income	$483,853	$652,380	$823,644	$86,769	$141,687
Interest expense	(188,725)	(327,927)	(413,929)	(37,541)	(59,006)

Net interest income	295,128	324,453	409,715	49,228	82,681
Provision (credit) for loan losses	(1,656)	(22,970)	(23,133)	7,037	(2,316)

Net interest income after provision (credit)	296,784	347,423	432,848	42,191	84,997
Non-interest income	13,997	9,531	31,537	1,421	855
Non-interest expenses	(62,709)	(58,963)	(51,308)	(15,753)	(13,871)

Net income before changes arising from fair value hedges and changes in fair value related to fair value option	248,072	297,991	413,077	27,859	71,981
Changes arising from fair value hedges	(13,363)	13,483	(12,278)	12,861	(3,254)

Net income	$234,709	$311,474	$400,799	$40,720	$68,727

Balance Sheet Data (end of period)
Current assets (net of allowance)(2)	$5,954,581	$5,482,046		$6,512,070	$5,280,160
Non-current assets	9,932,488	8,729,975		10,284,205	9,141,835

Total assets	$15,887,069	$14,212,021		$16,796,275	14,421,995

Current liabilities(3)	4,590,199	4,337,485		5,438,043	4,341,799
Long-term liabilities	6,010,066	5,320,623		5,988,026	5,266,323

Total liabilities	10,600,265	9,658,108		11,426,069	9,608,122
Total stockholders’ equity	5,286,804	4,553,913		5,370,206	4,813,873

Total liabilities and stockholders’ equity	$15,887,069	$14,212,021		$16,796,275	14,421,995

Loan Portfolio and Equity Investments
Total loans	$11,686,689	$10,184,068	$9,547,987	$12,380,424	$10,721,765
Allowance for loan losses	143,911	143,167	168,257	150,950	140,853
Equity investments	85,482	75,066	74,317	90,703	75,482
Selected Financial Ratios
Return on average total stockholders’ equity(4)	4.7%	7.2%	10.5%	2.1%	5.7%
Return on average paid-in capital(5)	9.9%	14.9%	20.4%	6.4%	12.0%
Return on average assets(6)	1.6%	2.4%	3.6%	0.6%	1.9%
Administrative expenses divided by average assets*	0.4%	0.4%	0.5%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.0%	0.0%	0.0%	0.0%	0.0%
Allowance for losses as a percentage of loan portfolio	1.2%	1.4%	1.8%	1.2%	1.3%

(1)	Certain amounts as of and for the three-month period ended March 31, 2009 have been reclassified to conform to December 31, 2009 financial statements.
(2)	Includes cash, deposits, trading, other investments, accrued interest and commissions receivable and loans with remaining maturities less than one year minus allowance for losses.
(3)	Includes deposits, commercial papers, advances and short term borrowings, accrued interest payable, bonds with remaining maturities less than one year and borrowings and other obligations with remaining maturities less than one year.
(4)	Net income divided by average total stockholders’ equity.*
(5)	Net income divided by average subscribed and paid-in capital.*
(6)	Net income divided by average total assets.*
*	For the three-month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-6 and the unaudited interim financial information and notes thereto beginning on page F-34 of this prospectus.

Summary of Results

During the three years ended December 31, 2009, our net income decreased at a compound average annual rate of approximately 23.5%. Our net income for the year ended December 31, 2009 was $234.7 million, representing a decrease of $76.8 million, or 24.6%, over net income for 2008. This decrease resulted principally from the decrease in market interest rates. For the year ended December 31, 2008, our net income was $311.5 million, representing a decrease of $89.3 million, or 22.3%, over net income of $400.8 million for 2007. This decrease resulted principally from a decrease in market interest rates.

Our net income for the three-month period ended March 31, 2010 was $40.7 million, representing a decrease of $28.0 million, or 40.8%, compared to net income of $68.7 million for the corresponding period in 2009. This decrease resulted principally from the decline in market interest rates compared to the same period in 2009.

The reported percentage increase (decrease) in real GDP for 2009 for each of the full member shareholder countries was as follows: Bolivia, 3.7%; Brazil, (0.2%); Colombia, 0.4%; Ecuador, (1.4%); Peru, 0.9%; Uruguay, 1.4%; and Venezuela, (3.3%).

During 2008 and 2009, the financial crisis and global economic recession affected our business, but thus far these events have not had a material adverse effect on our results of operations or financial position. Based on our investment strategy and given our investment guidelines, our liquid investment portfolio is of short duration and has no material exposure to structured products such as mortgage-backed or asset-backed securities. As a result, our net unrealized losses on this portfolio were immaterial during 2008 and 2009 and were attributable principally to two defaulted securities in 2008. In addition, the widening of credit spreads during 2008 and 2009 increased our borrowing costs, the effect of which was partially offset by increases in the interest rates we charge our borrowers. Also, lower rates for LIBOR, which is the basis for the interest payable on both our external debt and on the loans in our loan portfolio, resulted in a lower net interest margin for our business. Moreover, we continue to have no non-performing loans despite the economic deterioration during 2008 and 2009. Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, principally through additional capital subscriptions by several of our existing shareholder countries as well as the issuance of shares to new shareholder countries, which may result in increased loan demand for projects in such countries. Additionally, the financial crisis and recession have increased demand for our loans in our shareholder countries.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, discussed below, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, the fair values for all the financial assets and liabilities recorded in CAF’s financial statements are determined according to the procedures established by the accounting pronouncement SFAS 157

(codified in ASC 820). We have not changed or reclassified any transaction from one level to another pursuant to the hierarchy reflected in the SFAS 157 (codified in ASC 820), thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, our interest income was $86.8 million, representing a decrease of $54.9 million, or 38.8%, compared to interest income of $141.7 million for the corresponding period in 2009. This decrease resulted principally from a decline in market interest rates, to which rates on our loans are related, that more than offset the impact of increased outstanding loan levels.

2009, 2008 and 2007.  For the year ended December 31, 2009, our interest income was $483.9 million, representing a decrease of $168.5 million, or 25.8%, compared to interest income of $652.4 million for the year ended December 31, 2008. This decrease resulted principally from a decline in market interest rates. Interest income for the year ended December 31, 2008 represented a decrease of $171.3 million, or 20.8%, compared to interest income of $826.64 million for the year ended December 31, 2007. This decrease resulted principally from a decline in market interest rates, to which rates on our loans are related, that more than offset the impact of increased outstanding loan levels.

Interest Expense

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, our interest expense was $37.6 million, representing a decrease of $21.5 million, or 36.4%, compared to interest expense of $59.0 million for the corresponding period in 2009. This decrease resulted principally from a decrease in market interest rates.

2009, 2008 and 2007.  For the year ended December 31, 2009, our interest expense was $188.7 million, representing a decrease of $139.2 million, or 42.4%, from our interest expense of $327.9 million for the year ended December 31, 2008. This decrease resulted primarily from a decrease in market interest rates. Interest expense for the year ended December 31, 2008 represented a decrease of $86.0 million, or 20.8%, from our interest expense of $413.9 million for the year ended December 31, 2007. This decrease resulted principally from a decrease in market interest rates.

Net Interest Income

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, our net interest income was $49.2 million, representing a decrease of $33.5 million, or 40.5%, compared to net interest income of $82.7 million for the corresponding period in 2009. Our net interest income margin decreased to 1.3% for the three-month period ended March 31, 2010, as compared to 2.5% for the corresponding period in 2009, principally as a result of a decrease in market interest rates given our high capitalization ratio.

2009, 2008 and 2007.  For the year ended December 31, 2009, our net interest income was $295.1 million, representing a decrease of $29.3 million, or 9.0%, over net interest income of $324.5 million for the year ended December 31, 2008, which, in turn, represented a decrease of $85.3 million, or 20.8%, as compared to our net interest income of $409.7 million for the year ended December 31, 2007. Our net interest income margin was 2.1% in 2009, compared to 2.6% in 2008 and 4.1% in 2007. This decrease in net interest income margin in 2009 resulted principally from a decrease in market interest rates given our high capitalization ratio.

Provision for Loan Losses

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, we recorded a provision for loan losses of $7.0 million, compared with a credit for loan losses of $2.3 million for the corresponding period in 2009. Changes in the provision for loan losses were mainly due to the corresponding increase of our loan portfolio. The allowance for loan losses as a percentage of the loan portfolio was 1.2% for the first three months of 2010, compared to 1.3% for the same period in 2009.

2009, 2008 and 2007.  For the year ended December 31, 2009, our credit for loan losses was $1.7 million, compared to a credit for loan losses of $23.0 million for the year ended December 31, 2008 and a credit for loan losses of $23.1 million for the year ended December 31, 2007. The allowance for loan losses as a percentage of the loan portfolio was 1.2% for 2009, 1.4% for 2008 and 1.8% for 2007. This decrease over time is due to an improvement in some of our shareholder countries’ credit ratings.

The credits and provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account our privileges and immunities in our full member shareholder countries. The specific provision is calculated according to the requirements of SFAS 114 (codified in ASC 310-10-35) and SFAS 118 (codified in ASC 310-10-35).

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and equity in earnings of investments and other income.

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, our non-interest income was $1.4 million, representing an increase of $0.6 million, or 66.2%, over non-interest income of $0.9 million for the corresponding period in 2009. This increase resulted principally from an increase in dividends, as well as an increase in gains in equity investments.

2009, 2008 and 2007.  For the year ended December 31, 2009, our total non-interest income was $14.0 million, representing an increase of $4.5 million, or 46.9%, from total non-interest income of $9.5 million for the year ended December 31, 2008, which represented a decrease of $22.0 million, or 69.8%, compared to total non-interest income of $31.5 million for the year ended December 31, 2007. The increase in total non-interest income in 2009 over 2008 resulted principally from an increase in dividends and equity in earnings of investees, and the decrease in 2008 as compared to 2007 resulted principally from a decrease in dividends, as well as a decrease in gains in equity investments.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 99.8% of total non-interest expenses in 2009.

Three Months Ended March 31, 2010 and 2009.  For the three-month period ended March 31, 2010, our non-interest expenses totaled $15.8 million, representing an increase of $1.9 million, or 13.6%, compared to non-interest expenses of $13.9 million for the corresponding period in 2009. More than 99% of non-interest expenses in both periods were comprised of administrative expenses. For the three-month period ended March 31, 2010, our general and administrative expenses as a percentage of our total average assets were 0.4%, at the same level as for the same period in 2009.

2009, 2008 and 2007.  For the year ended December 31, 2009, our total non-interest expenses were $62.7 million, representing an increase of $3.7 million, or 6.4%, over total non-interest expenses of $59.0 million for the year ended December 31, 2008, representing an increase of $7.7 million, or 14.9%, over total non-interest expenses of $51.3 million for the year ended December 31, 2007. The increase in 2009 resulted principally from an increase in administrative expenses given the expansion of our full member shareholder country base and the creation of two business hubs to be located in our current offices in Panama and Uruguay.

For the year ended December 31, 2009, administrative expenses were $62.6 million, or 0.4% of our total average assets, representing an increase of $6.1 million over administrative expenses for the year ended December 31, 2008. For the year ended December 31, 2008, administrative expenses were $56.5 million, or 0.4% of our total average assets, representing an increase of $5.3 million over administrative expenses of $51.2 million for the year ended December 31, 2007. These increases resulted principally from the impact of local currency expenses in Venezuela. Nevertheless, from December 31, 2007 to December 31, 2009, our administrative expenses have decreased as a percentage of our total average assets.

Equity investments, which do not have readily determinable fair values, in which we have a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $0 in 2009, $1.2 million in 2008 and $82,000 in 2007. These impairment charges represented 0.0%, 1.5% and 0.1% of our equity investments at December 31, 2009, 2008 and 2007, respectively.

The impairment charges were distributed as follows according to the type of investment:

	2009	2008	2007
	(In U.S.$ thousands)

Single companies	$—	$—	$—
Investment funds	$0.0	$1,157	$82

Total	$0.0	$1,157	$82

Balance Sheet

Total Assets and Liabilities

March 31, 2010.  At March 31, 2010, our total assets were $16.8 billion, representing an increase of $0.9 billion, or 5.7%, over total assets of $15.9 billion at December 31, 2009. At March 31, 2010, our total liabilities were $11.4 billion, representing an increase of $0.8 million, or 7.8%, over total liabilities of $10.6 billion at December 31, 2009. The increase in assets resulted primarily from a corresponding increase in the loan portfolio and the increase in liabilities is explained by an increase in funding to respond to the demand for loans from borrowers in our shareholder countries.

2009 and 2008.  At December 31, 2009, our total assets were $15.9 billion, representing an increase of $1.7 billion, or 11.8%, over total assets of $14.2 billion at December 31, 2008. The increase in our total assets principally reflected an increase in liquid assets as well as in the loan portfolio. At December 31, 2009, our total liabilities were $10.6 billion, representing an increase of $0.9 billion, or 9.8%, over total liabilities of $9.7 billion at December 31, 2008. The increase in our total liabilities resulted from higher funding requirements.

Asset Quality

Overdue Loans

March 31, 2010.  There were no overdue loans at March 31, 2010.

2009 and 2008.  There were no overdue loans at December 31, 2009. There were $0.1 million in overdue loans at December 31, 2008.

Non-Accrual Loans

March 31, 2010.  There were no loans in non-accrual status at March 31, 2010.

2009 and 2008.  There were no loans in non-accrual status at December 31, 2009 or December 31, 2008.

Restructured Loans

March 31, 2010.  At March 31, 2010, the total principal amount of outstanding restructured loans was $3.6 million, or 0.03% of the total loan portfolio, all of which represented one loan to a private sector borrower in Bolivia. This represented the same level of total principal amount of outstanding restructured loans at December 31, 2009, which was $3.6 million, or 0.03% of the total loan portfolio.

2009 and 2008.  At December 31, 2009, the total principal amount of outstanding restructured loans was $3.6 million, or 0.03% of the total loan portfolio, and was unchanged from the level at December 31, 2008. The total amount represented one loan to a private sector borrower in Bolivia.

Loan Write-offs and Recoveries

March 31, 2010.  There were no loan write-offs during the three-month period ended March 31, 2010, and there were no write-offs in the corresponding period of 2009. We booked recoveries of $1.8 thousand during the three-month period ended March 31, 2010 and $1.8 thousand during the corresponding period of 2009.

2009 and 2008.  There were no loan write-offs in 2009. A total of $4.0 million of the principal amount of one loan was written off in 2008. We booked recoveries of $2.4 million and $1.9 million during 2009 and 2008, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.

Off-Balance Sheet Transactions

We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of shareholder country obligations. For further discussion of these arrangements, see Note 20 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity

We seek to ensure adequate liquidity by maintaining liquid assets in an amount exceeding the greater of:

(1) 45% of total undisbursed project loan commitments; and

(2) 35% of the sum of our next 12 months’

(a) estimated debt service, plus

(b) estimated project loan disbursements.

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments with a rating of A-/A3/A- or better. The remaining portion may be invested in non-investment grade instruments with a rating of B-/Ba3/B- or better. Our investment policy emphasizes security and liquidity over yield.

March 31, 2010.  At March 31, 2010, our liquid assets consisted of $3.9 billion of cash, time deposits and securities, of which 97.9% were invested in investment grade instruments with a rating of A-/A3/A- or better. At March 31, 2010, 34.2% of our liquid assets were invested in time deposits in financial institutions rated “A−” or better by a U.S. nationally-recognized statistical rating organization.

2009 and 2008.  At December 31, 2009, our liquid assets consisted of $3.7 billion of cash, time deposits and securities, of which 97.0% were invested in investment grade instruments with a rating of A-/A3/A- or better; 39.1% of our liquid assets were invested in time deposits in financial institutions rated “A−” or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2008, our liquid assets amounted to $3.2 billion, of which 94.8% were invested in instruments with a rating of A-/A3/A- or better by such rating organization.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate and Financial Sector, which is responsible for our relationships with private sector corporations and financial institutions, while simultaneously furnishing advisory services to our clients;

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises; and

•	Development Strategies and Public Policies, which is responsible for developing strategies, policies and initiatives within the corporation’s mission and objectives, as well as coordinating the financing of SMEs (small and medium enterprises).

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial intermediary in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavour to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavour to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record for the entire loan, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 1.0% of the total loan amount and a commitment fee equal to 0.25% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

During the three-year period ended December 31, 2009, our total assets grew at a compound average annual rate of 12.3%, in part reflecting the economic growth in most of the full member shareholder countries. At December 31, 2009, our total assets were $15.9 billion, of which $11.7 billion, or 73.6%, were disbursed and outstanding loans. At December 31, 2009, the “B” loan portion of our “A/B” loan transactions totaled $898.9 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this three-year period, our lending portfolio grew at a compound average annual rate of 10.6%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2009		2008	2007
	(in U.S. $ millions)

Public Sector	80.8%	9,440.2	7,824.5	7,423.0
Private Sector	19.2%	2,239.9	2,357.6	2,125.0

	100.0%	11,680.1	10,182.1	9,548.0

Fair value adjustments on hedging activities		6.6	2.0	0.0

Total		11,686.7	10,184.1	9,548.0

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2009		2008	2007
		(in U.S. $ millions)

Bolivia	9.9%	1,157.7	1,102.1	1,040.0
Colombia	14.5%	1,688.7	1,705.3	1,633.0
Ecuador	17.6%	2,051.7	2,017.6	2,149.5
Peru	16.0%	1,864.5	1,769.7	1,804.9
Venezuela	15.1%	1,765.1	1,535.1	1,469.8
Other(1)	27.0%	3,152.4	2,052.3	1,450.8

	100.0%	11,680.1	10,182.1	9,548.0

Fair value adjustments on hedging activities		6.6	2.0	0.0

Total		11,686.7	10,184.1	9,548.0

(1)	Principally loans outside the full member shareholder countries.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2009	2008	2007	2009	2008	2007
	(in U.S.$ millions)

Bolivia	511.0	559.7	275.3	216.0	444.0	196.6
Colombia	2,050.0	1,482.6	1,213.1	927.0	892.3	968.2
Ecuador	873.0	603.9	1,088.9	290.0	443.2	1,416.2
Peru	2,287.0	1,447.9	1,179.9	650.0	1,531.4	1,730.2
Venezuela	627.0	72.2	816.2	412.0	259.7	127.0
Other(2)	2,822.0	3,779.5	2,033.6	2,090.0	1,721.1	1,406.0

Total	9,171.0	7,945.8	6,607.0	4,584.0	5,291.7	5,844.3

(1)	Includes short-term loans in the amounts of $3,152.4 million, $2,476.4 million, and $3,096.8 million, respectively, for each of the years in the three-year period ended December 31, 2009.

(2)	Loans outside the full member shareholder countries, of which $907 million was approved and $1,022.0 million was disbursed to entities in Brazil in 2009.

During the three years ended December 31, 2009, the growth rate of loans by country was as follows: Bolivia, 5.5%; Colombia, 1.7%; Ecuador, -2.3%; Peru, 1.6%; and Venezuela, 9.6%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.

Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $3,152.4 million in 2009, compared to $2,052.3 million and $1,450.8 million in 2008 and 2007, respectively. To date, our loans in associated shareholder countries have primarily been to Brazilian borrowers; Brazil became a full member shareholder country on January 7, 2010. Management expects loans to the new full member shareholder countries (Brazil and Uruguay) to increase as a percentage of the total loan portfolio.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2009, our loan portfolio outstanding was distributed by industry as follows:

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total
	(in U.S.$ millions)

Agriculture, hunting and forestry	24.3	25.6	0.0	28.3	0.0	0.0	78.1	1.0%
Exploitation of mines and quarries	0.0	0.0	0.0	25.0	0.0	18.0	43.0	0.4%
Manufacturing industry	13.4	33.9	141.3	0.00	0.0	72.8	261.4	2.2%
Supply of electricity, gas and water	148.7	244.7	78.9	139.6	910.8	1,444.9	2,967.5	25.0%
Transport, warehousing and communications	762.6	467.6	464.7	698.0	655.6	611.7	6,660.1	31.3%
Financial intermediaries(1)	44.8	390.3	116.1	360.9	21.4	708.0	1,638.6	14.0%
Social and other infrastructure programs	163.9	533.2	1,250.9	605.9	177.2	300.0	3,031.1	26.0%
Other activities	0.0	0.00	0.0	6.8	0.0	0.0	6.8	0.1%

Total	1,157.7	1,695.3	2,051.7	1,864.5	1,765.1	3,152.3	11,686.7	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.

Maturity of Loans

At December 31, 2009, our outstanding loans were scheduled to mature as follows:

	2010	2011	2012	2013	2014	2015-2022
	(in U.S.$ millions)

Principal amount	2,277.4	1,088.7	1,126.9	1,078.6	943.4	5,165.2

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2009:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio
	(in U.S.$ millions)

Republic of Ecuador	1,765.1	15.1%
Bolivarian Republic of Venezuela	1,601.7	13.7%
Republic of Peru	1,326.9	11.4%
Plurinational State of Bolivia	1,107.2	9.5%
Republic of Colombia	1,020.0	8.7%
Republic of Argentina	910.3	7.8%
Centrais Electricas Brasileiras (Brazil)	280.0	2.4%
Banco de Comercio Exterior (Colombia)(1)	200.0	1.7%
Banco de Credito del Peru (Peru)(1)	200.0	1.7%
Administración Nacional de Usinas y Trans. Eléctricas (Uruguay)	194.6	1.7%

Total	8,605.9	73.7%

(1)	Privately owned financial intermediary.

Selected Projects

Set out below are examples of projects approved by CAF during 2009 and the respective loan approval amounts.

Argentina

Republic of Argentina/Program to support public investment in the water supply and sanitation sector — $275 million loan to the National Government to partly finance the Expansion and Improvement Plan for Water Services and Sewage to improve service coverage.

Republic of Argentina/Program on electricity supply in different regions of the country — $84 million loan to contribute to improving efficiency in the electricity supply throughout different regions of the Argentine electricity system, through various projects which mitigate transmission and power supply risks.

Bolivia

Plurinational State of Bolivia/Construction of the Tarabuco-Zuldañez-Padilla and Monteagudo- Ipati National route connected to Diagonal Mendoza highways — $75 million loan to support the Administrator of Bolivian Road and Highway projects that are covered under the National Development Plan, Productive Bolivia, through the paving of two road segments that are part of the road Diagonal Jaime Mendoza.

Plurinational State of Bolivia/Contingent financing for integrated emergency response in cases of natural disasters — $75 million loan to provide immediate care to populations affected by natural disasters and restore critical services in affected areas.

Brazil

Different Commercial Banks/Financial Lines for total amount to $810 million to finance foreign trade operations, working capital and investments in capital goods.

Colombia

Republic of Colombia/Tunel La Linea IIRSA — $270 million loan to finance part of a proposed tunnel construction and associated access roads in Pass Line, the highest point of the Bogota-Buenaventura corridor, which will cross the central mountains.

ISAGEN S.A. E.S.P./Electrical project co- financing — $140 million loan to finance the company’s investment projects.

Dominican Republic

Dominican Republic/Program for Urban Development and housing — $80 million loan to improve the quality of housing and reduce vulnerability to natural hazards in a population of over 18,500 low-income residents.

Ecuador

Republic of Ecuador/Additional works program for road projects — $259 million loan to improve traffic patterns through the implementation of additional work on major roads.

Republic of Ecuador/Program to support public investment in the electricity sector — $250 million loan to invest in the power sector to complete projects in generation, transfer and distribution.

Panama

Banco Nacional de Panama/Non-revolving line of credit with guarantee from the Republic of Panama — $210 million loan to finance foreign trade operations through the confirmation of commercial letters of credit for importing goods.

Paraguay

Republic of Paraguay/Investment support program for social and infrastructure (PAISI) — $85 million loan to contribute to the management of government, specifically through the Anti-Crisis Plan, supporting the country’s economic revival through the implementation of social programs and infrastructure investment with high social impact.

Peru

Republic of Peru/Urban electric train, stretching from Vila el Salvador to Avenida Grau  — $300 million loan to implement the first stage of Transit Plan for the city of Lima. This work will reduce transportation costs for the population by reducing travel time and increase the efficiency of urban transportation.

Uruguay

Oriental Republic of Uruguay/Program of public investment in road infrastructure — $100 million loan to improve the national road service quality and contribute to the socio-economic development and integration, through rehabilitation and expansion of the highway network in the country.

Oriental Republic of Uruguay/Proposed treatment and effluent disposal system in Maldonado — Punta del Este — $40 million loan to improve quality of life and promote socio-economic development and tourism in the department of Maldonado, by improving sanitary and environmental conditions.

Venezuela

Bolivarian Republic of Venezuela/Thermoelectric Project Termozulia III — $600 million loan to increase the reliability and autonomy of the Western Electric System through the generation of 470 MW in western Zulia state, and leverage the use of combined cycle technology, which allows the generation of additional electricity without using fossil fuels for the turbo steam cycle.

Other Activities

Treasury Operations

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments with a rating of A-/A3/A- or better. The remaining portion may be invested in unrated or non-investment grade instruments with a minimum rating of B-/Ba3/B-. At December 31, 2009, our liquid assets consisted of $3.7 billion of cash, time deposits and securities, of which 39.1% consisted of time deposits.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total shareholders’ equity. At December 31, 2009, the carrying value of our equity investments totaled $85.5 million, representing 1.6% of our total shareholders’ equity. At December 31, 2009, 47.1% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $179.4 million at December 31, 2009, representing the guarantee of two public sector projects in Bolivia, one public sector project in Peru and two private sector projects in Brazil. Those credit guarantees represent 0.03% of our total net worth.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

At December 31, 2009, we acted as fund administrator for several funds, totaling $322.3 million, funded by third parties and by our shareholders.

Each year, these funds are usually re-capitalized by our shareholders through distributions made from CAF’s prior year’s net income. In 2009, 2008 and 2007, such distributions to these funds were $70.0 million, $92.5 million and $88.0 million from the net income of 2009, 2008 and 2007, respectively. These funds are not part of CAF’s accounts.

At December 31, 2009, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprises, Latin American Carbon Program, the Fund for the Promotion of Sustainable Infrastructure Projects, and the Fund for Border Integration and Cooperation.

Technical Co-operation Fund

At December 31, 2009, the Technical Co-operation Fund had a balance of $24.8 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than $100,000 each to facilitate the implementation of those projects.

Fund for Human Development

At December 31, 2009, the Fund for Human Development had a balance of $20.2 million. This fund is devoted to assist projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2009, the Compensatory Financing Fund had a balance of $202.9 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

Fund for the Development of Small and Medium Enterprises

At December 31, 2009, the Fund for the Development of Small and Medium Enterprises had a balance of $35.2 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Latin American Carbon Program

At December 31, 2009, the Latin American Carbon Program had a balance of $8.0 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gas reductions market in Latin America and the Caribbean through several mechanisms, including those allowed by the Kyoto Protocol.

Fund for the Promotion of Sustainable Infrastructure Projects

At December 31, 2009, the Fund for the Promotion of Sustainable Infrastructure Projects had a balance of $25.5 million. The purpose of this fund is to finance infrastructure projects, and the study thereof, in order to support regional integration.

Fund for Border Integration and Cooperation

At December 31, 2009, the Fund for Border Integration and Cooperation had a balance of $3.7 million. The fund seeks to strengthen cooperation and border integration at the bilateral and multilateral levels by supporting and financing the identification, preparation and execution of high-impact projects that promote sustainable human development in the border regions of CAF’s shareholder countries.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. Our actual ratio on December 31, 2009 was 2.3 times shareholders’ equity. The guidelines of the Basel Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as shareholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 41.7% at December 31, 2009.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Legal Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve loans of up to $75.0 million for sovereign credits, up to $50.0 million for private credits, up to $25.0 million for equity investments, up to $30.0 million for investments in liquid assets for each issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to $150.0 million, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to $400.0 million, or (iii) a government or governmental institution with an investment grade rating of AAA or certain other international bodies, in which case the investment may be up to $500.0 million), and up to $1.0 million for technical cooperation credits. In excess of these amounts, loans of up to $150.0 million for sovereign credits, up to $80.0 million for private credits, up to $50.0 million for equity investments, up to $50.0 million for investments in liquid assets for each issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to $200.0 million, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to $450.0 million, or (iii) a government or governmental institution with an investment grade rating of AAA or certain other international bodies, in which case the investment may be up to $650.0 million), and up to $2.0 million for technical cooperation credits must be approved by the Executive Committee of our Board of Directors or the Board of Directors itself. Loans in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 30% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our shareholders’ equity.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2009, there were no loans overdue or in non-accrual status. At December 31, 2008, there were $0.1 million in overdue loans and no loans in non-accrual status. For the years ended December 31, 2009 and 2008, there were no overdue interest or other charges in respect of non-accrual status loans excluded from net income.

At December 31, 2009, there were no loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	At December 31,
	2009	2008	2007
	(in U.S.$ millions)

Total loan portfolio	11,686.7	10,184.1	9,548.0
Overdue loan principal	0.0	0.1	0.0
Loans in non-accrual status	0.0	0.0	0.0
Loans written-off during period	0.0	4.0	0.2
Allowance for loan losses	143.9	143.2	168.3
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.0%	0.0%	0.0%
Allowance for loan losses as a percentage of loan portfolio	1.2%	1.4%	1.8%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the full member shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2009	2008	2007
	(in U.S.$ millions)

Within the full member shareholder countries:
Term deposits	2,650.7	2,773.1	1,521.0
Loans and lines of credit	13.9	4.3	2.3
Bonds	785.6	790.7	603.9

	3,450.2	3,568.1	2,127.2
Outside the full member shareholder countries:
Deposits, acceptances and advances, commercial paper and repurchase agreements	1,265.4	802.4	1,280.0
Loans and lines of credit	777.0	679.7	806.0
Bonds	4,502.8	3,738.5	3,595.7

	6,545.2	5,220.7	5,681.6

	9,995.4	8,788.8	7,808.8
Variation effect between spot and original FX rate	183.0	275.8	318.4

Fair value adjustments on hedging activities	225.3	341.8	119.4

Total	10,403.8	9,406.4	8,246.6

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2009	2008	2007
	(in U.S.$ millions)

Term deposits:
Up to 1 year	2,650.7	2,773.1	1,521.0
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	1,265.4	802.4	1,280.0
Loans and lines of credit:
Up to 1 year	128.9	147.9	191.3
Between 1 and 3 years	250.6	252.9	258.8
Between 3 and 5 years	147.4	135.8	163.3
More than 5 years	263.9	147.5	194.9

	790.9	684.0	808.3
Bonds:
Up to 1 year	447.0	476.1	137.1
Between 1 and 3 years	1,506.9	1,209.5	947.7
Between 3 and 5 years	953.5	1,511.9	1,545.3
More than 5 years	2,380.9	1,331.7	1,569.5

	5,288.4	4,529.2	4,199.5
Totals:
Up to 1 year	4,492.1	4,199.5	3,129.4
Between 1 and 3 years	1,757.6	1,462.4	1,206.4
Between 3 and 5 years	1,100.9	1,647.7	1,708.6
More than 5 years	2,644.9	1,479.2	1,764.4

	9,995.4	8,788.8	7,808.8
Variation effect between spot and original FX rate	183.0	275.8	318.4
Fair value adjustments on hedging activities	225.3	341.8	119.4

Total	10,403.8	9,406.4	8,246.6

Our borrowings are primarily U.S. dollar-based: 69.1% of our total borrowings, or 99.9% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2009. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2009 included 400 million Euro, 50,000.0 million Yen, 200.0 million Swiss Francs, 40.7 million Pounds Sterling, 1.7 million Canadian Dollars, 756,200 million Colombian Pesos, 1,550.0 million Mexican Pesos, 432.8 million Peruvian Nuevos Soles and 450.3 million Venezuelan Bolivares; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2009, 99.1% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral). At December 31, 2009, we were party to swap agreements with an aggregate notional amount of $5.4 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2009, the weighted average life of our financial assets was 4.6 years and the weighted average life of our financial liabilities was 3.7 years. Based on our asset and liability structure at December 31, 2009, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2009, approximately 99.8% of our assets and 78.4% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Swiss Francs and Pounds Sterling, which liabilities were swapped. After swaps, 99.3% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our total exposure on trade derivatives will never exceed 3% of liquid investments.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the Constitutive Agreement;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 15 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3) approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6) appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

Directors (and their Alternates) representing Series “A” shareholders:

Bolivia	Elba Viviana Caro Hinojosa (Javier Fernández Vargas)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Paulo Bernardo Silva (Alexandre Meira da Rosa)	Minister of Planning, Budget and Process (Secretary of International Affairs from the Ministry of Planning, Budget and Process)
Colombia	Oscar Iván Zuluaga (Luis Guillermo Plata)	Minister of Treasury and Public Credit (Minister of Comerse, Industry and Tourism)
Ecuador	Camilo Samán Salem (Verónica Sión de Josse)	President of the Board of Directors of Corporación Financiera Nacional (Minister of Industries and Productivity)
Peru	Mercedes Aráoz Fernández (Luis Miguel Castilla)	Minister of Economy and Finance (Vice Minister of Treasury)
Uruguay	Fernando Lorenzo (Mario Bergara)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Jorge Giordani (Eyilde Margarita Gracia)	Minister of the Popular Power for Economy and Finance (Vice Minister of the Popular Power for Planning and Development)

Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Alberto Arce (Roger Edwin Rojas Ulo)	Minister of Economy and Finance (Vice Minister of Treasury and Public Credit)
Colombia	José Dario Uribe (Esteban Piedrahita Uribe)	General Manager of Banco de la República (Director of the National Planning Department)
Ecuador	Patricia Rivera (Diego Borja Cornejo)	Minister of Finance (President of the Board of Directors of Banco Central del Ecuador)
Peru	Alfonso Zárate Rivas (Carlos Casas Tragodarra)	President of the Board of Directors of Corporación Financiera de Desarrollo (COFIDE) (Vice Minister of Economy)
Venezuela	To be designated (Edmée Betancourt de García)	To be designated (President of Banco de Desarrollo Económico y Social of Venezuela)
Private Financial Institutions	Guillermo Lasso Mendoza (Carlos González-Taboada)	Executive President of Banco de Guayaquil (Vice President of the Board of Directors of Scotiabank Perú)

The directors representing the Series “C” shareholders are Roberto José Feletti, Secretary of Economic Policy from the Ministry of Economy and Public Finance for Argentina, and Elena Salgado, Second Vice President of the Government and Minister of the Economy and Treasury for Spain. Their alternates are the director from Chile, to be designated, and Karen Nunez-Tesheira, Minister of Finance for Trinidad and Tobago.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Luis Alberto Arce is the current Chairman until March 31, 2011.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

Our Executive President, L. Enrique García, was re-elected in June 2006 for a fourth five-year term that will expire in December 2011. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President and Chief Executive Officer
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Programs
Antonio Juan Sosa	Vice President of Infrastructure
Peter Vonk	Vice President of Corporate and Financial Sector
Leonardo Villar	Vice President of Development Strategies and Public Policies
Hugo Sarmiento	Vice President of Finance and Chief Financial Officer
José Carrera	Vice President of Social and Environmental Development
Ricardo Sigwald	General Legal Counsel
Marcelo Zalles	Corporate Comptroller

Employees

At December 31, 2009, we employed 330 professionals and 92 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Corporate and Financial Sector, Vice President of Development Strategies and Public Policies and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.245 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data*

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Bolivia	Brazil	Colombia	Ecuador	Peru	Uruguay	Venezuela

Population (in millions)
2009	10.2	191.5	45.0	14.0	29.1	3.345	28.4
2008	10.0	189.6	44.5	13.8	28.7	3.334	27.9
2007	9.8	187.4	43.9	13.6	28.2	3.324	27.5
2006	9.6	185.6	43.4	13.4	27.5	3.314	27.0
2005	9.4	183.4	42.9	13.2	27.2	3.306	26.6
2004	9.2	181.1	42.4	13.0	26.9	3.302	26.1
2003	9.0	178.7	41.8	12.8	26.6	3.304	25.7
Life expectancy at birth (years) (1)
2007	65.4	72.2	72.7	75.0	73.0	76.1	73.6
2006	65.1	n.d.	72.5	74.8	71.0	n.d.	73.4
2005	64.0	71.7	72.3	74.7	70.7	75.9	73.2
2004	63.8	70.8	72.6	74.5	70.2	75.6	73.0
2003	64.0	70.5	72.0	72.0	70.0	75.4	74.0
2002	64.0	68.0	72.0	71.0	70.0	75.2	74.0
GDP (U.S.$ in millions) (2)
2009	17,747	1,632,750	258,216	52,095	127,153	31,075	322,466
2008	17,071	1,573,321	248,285	52,572	127,643	32,272	313,361
2007	13,430	1,295,500	175,202	45,789	107,328	24,293	227,753
2006	11,532	1,072,408	135,822	41,763	92,439	20,052	184,251
2005	9,533	889,522	122,900	37,187	79,427	17,528	141,435
2004	8,638	665,656	98,059	32,642	69,698	13,209	107,253
2003	8,082	556,031	79,459	28,636	61,494	11,191	82,704
GDP per capita (U.S.$) (2)
2009	1,729	8,527	5,738	3,721	4,382	8,986	11,357
2008	1,702	8,629	4,703	3,810	4,452	9,519	11,218
2007	1,367	7,750	3,989	3,366	3,803	7,308	8,287
2006	1,198	5,674	2,904	3,115	3,356	6,050	6,816
2005	1,011	4,772	2,669	2,813	2,917	5,302	5,322
2004	936	3,676	2,163	2,325	2,591	4,000	4,147
2003	895	3,112	1,782	2,230	2,314	3,387	3,267

	Bolivia	Brazil	Colombia	Ecuador	Peru	Uruguay	Venezuela

Gross reserves (excluding gold) (U.S.$ in millions) (3)
2009	8,580	238,520	25,356	3,792	33,136	8,037	35,830
2008	7,722	193,783	23,671	4,472	31,196	6,329	42,226
2007	5,319	180,334	20,949	3,520	27,689	4,112	33,500
2006	3,178	85,839	15,436	2,023	17,275	3,091	36,606
2005	1,714	53,799	14,947	2,147	14,097	3,078	30,368
2004	1,123	52,935	13,536	1,437	12,631	3,145	24,208
2003	976	49,296	10,916	1,160	10,194	2,281	21,366
Consumer price index growth (4)
2009	0.26%	4.23%	2.00%	4.30%	0.25%	5.90%	26.90%
2008	11.90%	5.90%	7.00%	8.70%	6.70%	9.19%	31.90%
2007	11.70%	4.50%	5.70%	3.30%	3.90%	8.50%	22.50%
2006	5.00%	3.14%	4.50%	2.90%	1.10%	6.38%	17.00%
2005	4.90%	5.70%	4.90%	3.10%	1.50%	4.90%	14.40%
2004	4.60%	7.60%	5.50%	1.90%	3.50%	7.60%	19.20%
2003	3.90%	9.30%	6.50%	6.20%	2.50%	10.20%	27.10%
Exports of Goods (f.o.b.) (U.S.$ in millions)
2009	5,047	152,995	32,853	13,762	26,885	6,418	57,595
2008	6,448	197,942	37,626	20,377	31,529	7,083	95,138
2007	4,458	160,651	29,991	13,126	27,881	5,100	69,010
2006	3,875	137,807	25,181	13,153	23,831	4,400	65,578
2005	2,791	118,308	21,729	10,487	17,336	3,774	55,716
2004	2,146	96,475	17,224	7,528	12,809	3,145	39,668
2003	1,598	73,084	13,812	6,197	9,091	2,281	27,230
Imports of Goods (f.o.b.) (U.S.$ in millions)
2009	4,460	127,647	31,188	14,202	21,012	6,688	38,442
2008	4,980	173,107	37,155	17,325	28,439	8,811	49,482
2007	3,455	120,612	30,814	13,296	19,595	5,645	46,031
2006	2,814	91,350	24,859	11,948	14,844	4,898	33,583
2005	2,334	73,606	20,134	10,286	12,082	3,753	24,008
2004	1,844	62,835	15,878	8,266	9,805	2,992	17,021
2003	1,616	48,290	13,258	6,702	8,205	2,098	10,687

*	Sources: Official government sources (including but not limited to the ministries of finance of the full member shareholder countries).

(1)	This information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations.

(2)	Expressed in U.S. dollars.

(3)	At December 31.

(4)	End of period.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the full member shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par and that all principal and interest payments on the debt securities will be denominated in United States dollars. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above) and/or debt securities denominated in a currency other than United States dollars will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest.  You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Debt Securities.  Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax.  For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities.  If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the debt securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Legal Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

INDEPENDENT AUDITORS

On March 17, 2009, the shareholders’ general meeting approved the appointment of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu, as our external auditor for a five year term, subject to annual reappointment, commencing with the audit of the fiscal year ended December 31, 2009. The appointment of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu, followed a competitive bidding process in anticipation of the end of the term during which KPMG in Venezuela served as our external auditor. The change of our external auditor was not the result of any disagreements with KPMG in Venezuela over our accounting or financial disclosure, as there have been no such disagreements.

The balance sheet as of December 31, 2009 and the related statements of income, stockholders’ equity and cash flows for the year ended December 31, 2009, included in this prospectus, have been audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing elsewhere herein. The balance sheet as of December 31, 2008 and the related statements of income, stockholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008, included in this prospectus, have been audited by KPMG in Venezuela, independent auditors, as stated in their report appearing elsewhere herein.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries”, is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Name:     Luis Enrique Berrizbeitia

Title:	Acting Executive President

MANAGEMENT’S REPORT ON THE EFFECTIVENESS OF INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Management of Corporación Andina de Fomento (CAF) (the “Corporation”) is responsible for establishing and maintaining effective internal control over financial reporting in the Corporation. Management has evaluated the Corporation’s internal control over financial reporting as of December 31, 2009, based on the criteria for effective internal control determined in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

CAF’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2009. Based on this assessment, CAF’s Management concluded that CAF’s internal control over financial reporting was effective as of December 31, 2009.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the deception or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

CAF’s financial statements as of December 31, 2009, have been audited by an independent registered public accounting firm, which has also issued an attestation report on management’s assertion on the effectiveness of CAF’s internal control over financial reporting. The attestation report, which is included in this document, expresses an unqualified opinion on management’s assertion on the effectiveness of CAF’s internal control over financial reporting as of December 31, 2009.

L. Enrique Garcia Executive President and Chief Executive Officer	Hugo Sarmiento K. Corporate Vice President, Chief Financial Officer

Marcos Subía G.
Director, Accounting and Budget

January 29, 2010

INDEPENDENT ACCOUNTANTS’ REPORT ON MANAGEMENT’S ASSERTION ON
EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have examined management’s assertion, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting, that Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CAF’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States of America generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2009 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Corporación de Fomento (CAF) as of December 31, 2009, and the related statements of income, stockholders’ equity and cash flows for the year then ended, and our report dated January 29, 2010 expressed an unqualified opinion of those financial statements.

Deloitte

January 29, 2010
Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have audited the accompanying balance sheet of Corporación Andina de Fomento (CAF) as of December 31, 2009 and the related statements of income, stockholders’ equity and cash flows for the year ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2009, and the result of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

We also have examined, in accordance with attestation standards established by the American Institute of Certified Public Accountants, the management’s assertion that CAF maintained effective internal control over financial reporting, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 29, 2010 expressed an unqualified opinion thereon.

Deloitte

January 29, 2010
Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have audited the accompanying balance sheet of Corporación Andina de Fomento (CAF) as of December 31, 2008 and the related statements of income, stockholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2008, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with U.S. generally accepted accounting principles.

KPMG

February 13, 2009
Caracas, Venezuela

Alcaraz Cabrera Vázquez, firma venezolana miembro de
KPMG International, una cooperativa Suiza

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets
December 31, 2009 and 2008
(In thousands of U.S. dollars)

ASSETS

	Note	2009	2008

Cash and due from banks		29,906	152,801
Deposits with banks	2	1,237,863	1,333,635
Marketable securities:
Trading	3 and 18	2,214,254	1,577,752
Other investments	2	203,361	156,380
Loans (including US$61,458 and US$21,829 as of December 31, 2009 and 2008, respectively, at fair value)	4 and 18	11,686,689	10,184,068
Less loan commissions, net of origination costs		56,125	51,359
Less allowance for losses	4	143,911	143,167

Loans, net		11,486,653	9,989,542

Equity investments	5	85,482	75,066
Accrued interest and commissions receivable		135,705	195,237
Derivative instruments	17 and 18	436,745	676,186
Property and equipment, net	6	28,074	24,049
Other assets	7	29,026	31,373

Total assets		15,887,069	14,212,021

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	8	2,650,706	2,773,119
Commercial papers	9	1,265,417	663,934
Advances and short-term borrowings		—	138,495
Bonds (including US$5,588,862 and US$4,930,784 as of December 31, 2009 and 2008, respectively, at fair value)	10 and 18	5,699,219	5,146,814
Borrowings and other obligations (including US$137,555 as of December 31, 2009, at fair value)	11 and 18	788,467	684,023
Accrued interest payable		98,093	138,004
Derivative instruments	17 and 18	45,136	59,022
Accrued expenses and other liabilities	12	53,227	54,697

Total liabilities		10,600,265	9,658,108

STOCKHOLDERS’ EQUITY	14
Subscribed and paid-in capital (authorized capital US$10,000 million)		2,485,645	2,176,430
Additional paid-in capital		539,222	280,255
Reserves		2,027,228	1,785,754
Retained earnings		234,709	311,474

Total stockholders’ equity		5,286,804	4,553,913

Total liabilities and stockholders’ equity		15,887,069	14,212,021

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Income
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2009	2008	2007

Interest income
Loans	1(f)	398,737	549,139	700,397
Investments and deposits with banks	1(e) and 3	67,318	67,983	89,588
Loan commissions	1(f)	17,798	35,258	33,659

Total interest income		483,853	652,380	823,644

Interest expense
Deposits		14,413	55,721	34,605
Commercial papers		7,187	29,028	51,254
Advances and short-term borrowings		1,011	10,779	23,469
Bonds		139,614	193,054	262,991
Borrowings and other obligations		16,094	34,172	36,319
Commissions		10,406	5,173	5,291

Total interest expense		188,725	327,927	413,929

Net interest income		295,128	324,453	409,715
Credit to allowance for loan losses	4	(1,656)	(22,970)	(23,133)

Net interest income, after credit to allowance for loan losses		296,784	347,423	432,848
Non-interest income
Other commissions		3,319	1,741	3,729
Dividends and equity in earnings of investees		9,596	6,487	16,937
Gain on sale of equity investments		—	—	8,878
Other income		1,082	1,303	1,993

Total non-interest income		13,997	9,531	31,537

Non-interest expenses
Administrative expenses		62,562	56,482	51,195
Impairment charge for equity investments	5	—	1,157	82
Other expenses		147	1,324	31

Total non-interest expenses		62,709	58,963	51,308

Net income before changes arising from fair value hedges		248,072	297,991	413,077
Changes arising from fair value hedges		(13,363)	13,483	(12,278)

Net income		234,709	311,474	400,799

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars)

		Subscribed	Additional	Reserve pursuant to				Total
		and paid-	paid-in	General	Article N° 42	Total	Retained	stockholders’
	Note	in capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 2006		1,870,615	256,707	989,378	255,374	1,244,752	320,653	3,692,727
Capital increase	14	50,650	71,133	—	—	—	—	121,783
Stock dividends	14	93,485	(93,485)	—	—	—	—	—
Net income	14	—	—	—	—	—	400,799	400,799
Appropriated for general reserve	14	—	—	200,553	—	200,553	(200,553)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	32,100	32,100	(32,100)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(88,000)	(88,000)

Balances at December 31, 2007		2,014,750	234,355	1,189,931	287,474	1,477,405	400,799	4,127,309
Capital increase	14	81,160	126,420	—	—	—	—	207,580
Stock dividends	14	80,520	(80,520)	—	—	—	—	—
Net income	14	—	—	—	—	—	311,474	311,474
Appropriated for general reserve	14	—	—	268,249	—	268,249	(268,249)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	40,100	40,100	(40,100)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(92,450)	(92,450)

Balances at December 31, 2008		2,176,430	280,255	1,458,180	327,574	1,785,754	311,474	4,553,913
Capital increase	14	209,135	359,047	—	—	—	—	568,182
Stock dividends	14	100,080	(100,080)	—	—	—	—	—
Net income	14	—	—	—	—	—	234,709	234,709
Appropriated for general reserve	14	—	—	210,335	—	210,335	(210,335)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	31,139	31,139	(31,139)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(70,000)	(70,000)

Balances at December 31, 2009		2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2009	2008	2007

Cash flows from operating activities
Net income		234,709	311,474	400,799
Adjustments to reconcile net income to net cash (used in) provided by operating activities -
Unrealized loss on trading securities	3	2,924	10,955	1,150
Amortization of loan commissions, net of origination costs		(8,148)	(11,952)	(21,464)
Credit to allowance for loan losses	4	(1,656)	(22,970)	(23,133)
Impairment charge for equity investments	5	—	1,157	82
Equity in earnings of investees		(9,129)	(4,208)	(16,110)
Gain on sale of equity investments		—	—	(8,878)
Amortization of deferred charges		1,864	1,668	2,472
Depreciation of property and equipment	6	1,659	3,094	3,477
Provision for employees’ severance indemnities and benefits		7,162	6,151	5,928
Provision for employees’ savings plan		1,366	1,416	1,465
Net changes in operating assets and liabilities -
Severance indemnities paid or advanced		(5,352)	(3,603)	(2,360)
Employees’ savings plan paid or advanced		(717)	(48)	(876)
Trading securities, net	3	(518,558)	(707,166)	117,742
Interest and commissions receivable		59,532	36,273	(4,980)
Other assets		15,030	(15,290)	7,150
Accrued interest payable		(39,911)	(15,934)	17,060
Accrued expenses and other liabilities		(3,929)	(1,068)	(5,526)

Total adjustments and net changes in operating assets and liabilities		(497,863)	(721,525)	73,199

Net cash (used in) provided by operating activities		(263,154)	(410,051)	473,998

Cash flows from investing activities
Purchases of held-to-maturity securities	3	—	(3,583,769)	(3,825,725)
Maturities of held-to-maturity securities	3	—	4,683,570	3,082,052
Securities purchased under resale agreements		—	36,400	(36,400)
Purchases of other investments	2	(903,182)	(448,120)	(368,918)
Maturities of other investments	2	856,201	401,608	469,480
Loan origination and principal collections, net	4	(1,480,678)	(620,459)	(1,439,338)
Sales of equity investments	5	(1,287)	2,302	44,015
Purchases of property and equipment	6	(5,684)	(3,327)	(3,362)

Net cash (used in) provided by investing activities		(1,534,630)	468,205	(2,078,196)

Carried forward,		(1,797,784)	58,154	(1,604,198)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows, Continued
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2009	2008	2007

Brought forward,		(1,797,784)	58,154	(1,604,198)

Cash flows from financing activities
Net increase in deposits		(122,413)	1,252,072	1,071,250
Net (decreases) increase in commercial paper		607,023	(225,405)	111,390
Proceeds from advances and short-term borrowings		91,295	487,304	1,258,905
Repayment of advances and short-term borrowings		(240,168)	(735,018)	(1,201,502)
Proceeds from issuance of bonds	10	1,256,876	626,298	718,428
Repayment of bonds	10	(618,567)	(296,575)	(671,396)
Proceeds from borrowings and other obligations	11	254,637	53,664	374,043
Repayment of borrowings and other obligations	11	(147,748)	(177,948)	(124,382)
Distributions to stockholders’ funds	15	(70,000)	(92,450)	(88,000)
Proceeds from issuance of shares	14	568,182	207,580	121,783

Net cash provided by financing activities		1,579,117	1,099,522	1,570,519

Net (decrease) increase in cash and cash equivalents		(218,667)	1,157,676	(33,679)
Cash and cash equivalents at beginning of year		1,486,436	328,760	362,439

Cash and cash equivalents at end of year		1,267,769	1,486,436	328,760

Consisting of
Cash and due from banks		29,906	152,801	3,735
Deposits with banks		1,237,863	1,333,635	325,025

		1,267,769	1,486,436	328,760

Supplemental disclosure
Interest paid during the year		216,958	343,443	386,469

Noncash financing activities
Change in derivative instruments assets		(239,441)	239,601	151,221
Change in derivative instruments liabilities		(13,886)	50,891	(62,727)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

1.	Significant Accounting Policies

a. Description of Business — Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 established under public international law which abides by the provisions of its by-laws. Series “A” and “B” Shareholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela. Series “C” Shareholder countries are: Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago and Uruguay. In addition, there are 14 banks which are Series “B” shareholders. The Corporation has its headquarters in Caracas, Venezuela.

The Corporation’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping the shareholder countries make their economies diversified, competitive and more responsive to social needs.

The Corporation offers financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, its shareholder countries. Primarily, the Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its shareholder countries. Furthermore, CAF manages and supervises third-party cooperation funds of other countries and organizations, generally non-reimbursable, intended to finance programs agreed with donor organizations which are in line with Corporation policies and strategies.

The Corporation raises funds for operations both within and outside its shareholder countries.

b. Financial Statement Presentation — The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the functional currency is the U.S. dollar.

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts in the 2008 and 2007 financial statements have been reclassified to conform to the current year’s presentation.

c. Foreign Currency Transactions — Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses on foreign exchange including related hedge effects are included in the statement of income.

d. Cash and Cash Equivalents — Cash and cash equivalents are defined as cash, due from banks and short-term deposits with an original maturity of three months or less.

e. Marketable Securities — The Corporation classifies its investments in debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Corporation has the ability and intent to hold until maturity.

Trading securities are recorded at fair value. Gains and losses on trading securities are included in interest income of investments and deposits with banks in the statements of income.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

income and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Dividend and interest income are recognized when received and earned, respectively.

f. Loans — The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its shareholder countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses and loan commissions net of origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

CAF has established a series of exposure policies, including country and economic group limits, in order to avoid concentration in its loan portfolio.

g. Equity Investments — CAF participates with equity investments in companies and investment funds in strategic sectors, with a view to promoting the development of such companies and their participation in the securities markets and to serve as a catalytic agent in attracting resources into the Shareholder countries.

Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for the Corporation’s proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.

A decline in the market value of any equity investment accounted under the equity method or at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.

h. Allowance for Loan Losses — The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long-term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. Given the Corporation’s status as a preferred creditor and taking into account the immunities and privileges conferred into it by its shareholder countries, which are established in

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

the Corporation’s by-laws and other similar agreements, a factor reflecting a lower default probability — usually equivalent to a better risk rating — is used.

A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when, based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

i. Property and Equipment -net — Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged directly to the statements of income for the year as incurred, and improvements and renewals are capitalized. Depreciation is computed on the straight-line method and charged to the statements of income over the estimated useful life of assets.

During 2009, based on the expansion plans of operations involving operating assets, CAF’s management conducted an analysis on the useful life assigned to such assets. In connection with this review, it decided a prospective updating of the useful life of certain assets, which caused an immaterial increase in profits for the period.

The assets in conformity with their estimated useful life are as follows:

	2009	2008 and 2007

Buildings	30 years	15 years
Buildings improvements	15 years	5 years
Furniture and equipment	2 to 10 years	2 to 5 years
Vehicles	5 years	5 years

j. Intangible assets — Intangible assets are reported at cost less accumulated amortization. The amortization is computed in accordance with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

k. Bonds and borrowings — Medium and long-term debt issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded in bonds. The borrowings account includes those obligations with local or foreign financial institutions and commercial banks, which are commonly recorded at cost value.

Depending on hedged risk, bonds are recorded at their fair value, as follows:

•	Cross currency hedge transactions are recognized at their fair value as provided by SFAS 159 (codified in ASC 825).

•	Bonds denominated in US$ for which hedged risk is solely the interest rate are recognized under short cut method basis, established in SFAS 133 (codified in ASC 815-20-25-102).

Gains or losses resulting from changes in fair value of these liabilities are recognized in income as they occur.

Transactions related to partial repurchases of bond issuances result in the derecognition of the related liabilities. The difference between the repurchase price and the debt’s settlement net cost is recognized as income/loss for the period.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

l. Employees’ Severance Indemnities — Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the Labor Law of the Bolivarian Republic of Venezuela.

Under the current Labor Law, employees earn a severance indemnity equal to five days of salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three months of continuous service. From the second year of service, the employees earn an additional two days of salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees is paid.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days.

m. Pension Plan — The Corporation established in March 2005 a defined benefit pension plan which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The plan is contributory and the benefits are based on years of service and the employee’s average salary for the three consecutive years of service with the highest salary. These contributions are reviewed on a periodic basis by CAF based on actuarial assumptions.

n. Derivative Instruments and Hedging Activities — All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; the derivative expires or is sold, terminated, or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

o. Adoption of SFAS N° 157 (codified in ASC 820) -Fair Value Measurements — The Corporation adopted SFAS N° 157 (codified in ASC 820) “Fair Value Measurements” as of January 1, 2008, which defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions to determine the best price of these instruments. These two types of inputs create the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Corporation to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

When available, the Corporation typically uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available, the Corporation uses acceptable alternatives to calculate the fair value for these instruments, in which case the items are classified in Level 2. If quoted market prices are not available, the fair value is based on internally developed valuation techniques. The fair value of items determined under this procedure are classified in Level 3.

p. Adoption of SFAS N° 159 (codified in ASC 825), “The Fair Value Option for Financial Assets and Financial Liabilities — In February, 2007 the FASB issued SFAS N° 159 (codified in ASC 825), and “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement N ° 115 codified in ASC 320)”. ASC 825 permits entities to choose to measure certain financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. ASC 825 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The management of the Corporation decided to apply ASC 825 for cross currency hedge transactions beginning January 1, 2009, which did not have a significant effect on the Corporation’s financial statements. The changes in fair value option are reported in the income statement.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

q. Disclosures about derivative Instruments and Hedging Activities — On March 19, 2008, the FASB issued SFAS N° 161 (codified in ASC 815), “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement N° 133 (codified in ASC 815)”. SFAS N° 161 changes the disclosure requirements for derivative instruments and hedging activities. The provisions of SFAS N° 161(codified in ASC 815) are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.

On September 12, 2008, the FASB issued Staff Position N° 133-1 (codified in ASC 815) and FIN 45-4 (codified in ASC 460), Disclosures about Credit Derivatives and Certain Guarantees: An Amendment and clarification of the effective date of FASB Statement N° 161 (codified in ASC 815). This FSP improved disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives.

r. Guarantees — CAF provides guarantees for loans issued in support of projects located within a shareholder country that are undertaken by private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention that private lenders or holders of securities share the risk along with it. CAF’s responsibility is usually limited to payment up to the amount of the guarantee upon default by the client.

s. Recent Accounting Pronouncements — On June 29, 2009, the FASB issued Statement 168 (codified in ASC 105), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The adoption of ASC 105 did not impact CAF’s financial condition or results of operations. All accounting references within this report are in accordance with the new Codification.

On May 22, 2009, the FASB issued Statement 164 (codified in ASC 958). The Statement’s objective is to improve the “relevance, representational faithfulness, and comparability” of a not-for-profit entity’s financial reporting “about a combination with one or more other not-for-profit entities, businesses, or nonprofit activities.” ASC 958 (Statement 164) is effective prospectively for mergers that occur at or after the beginning of an initial reporting period that begins on or after December 15, 2009, and for acquisitions that occur at or after the beginning of the first annual reporting period beginning on or after December 15, 2009. Early adoption is prohibited. This statement will not affect CAF’s financial results.

On May 28, 2009, the FASB issued Statement 165 (codified in ASC 855), which provides guidance on management’s assessment of subsequent events. The new guidance represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity’s financial statements. Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. This statement has not affected CAF’s financial results.

On June 12, 2009, the FASB issued Statement 166 (codified in ASC 860), which amends the derecognition guidance in ASC 860. Statement 166 reflects the FASB’s response to issues entities have encountered when applying ASC 860. In addition, Statement 166 addresses concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by ASC 860 in the wake of the subprime mortgage crisis and the deterioration in the global credit markets. The FASB believes the amendments will improve the accounting for transfers of financial assets. Statement 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

after November 15, 2009 (thus, calendar-year-end entities must adopt it on January 1, 2010). Early adoption is prohibited. This statement will not affect CAF’s financial results.

On December 4, 2009, the FASB issued a proposed ASU that would indefinitely defer the effective date of Statement 167 for a reporting enterprise’s interest in entities that have all the attributes outlined in ASC 946-10-15-2 or for which it is industry practice to issue financial statements in accordance with ASC 946. The FASB also agreed to change how a decision maker or service provider determines whether its fee is a variable interest under paragraph B22 of Interpretation 46(R), as amended by Statement 167. Comments on the proposed ASU are due by January 6, 2010.

Additionally, the FASB approved amendments related to fair value measurements, disclosures, and other-than-temporary impairments in light of the recent issuance of: FSP FAS 157-4 (ASC 820-10), FSP FAS 115-2 and 124-2 (ASC 320-10-35), and FSP FAS 107-1 and APB 28-1 (ASC 825-10-50) and FAS 132 (R)-1.

2.	Deposits with Banks

Deposits with banks mature in three months or less and include the following:

	December 31,
	2009	2008

U.S. dollars	1,236,045	1,286,602
Other currencies	1,818	47,033

	1,237,863	1,333,635

As of December 31, 2009 and 2008, deposits due in 90 days or more are reported in the balance sheets as other investments.

3.	Marketable Securities

Trading Securities

A summary of trading securities follows:

		Average
		maturity	Average
	Amount	(years)	yield (%)

At December 31, 2009 —
U.S. Treasury Notes	36,046	0.89	4.09
Bonds of non-U.S. governments and government entities	43,382	3.47	8.01
Financial institutions and corporate securities (includes commercial papers of US$1,008,186 and certificates of deposit of US$571,264)	2,134,826	0.73	0.62

	2,214,254	2.13	2.13

At December 31, 2008 —
U.S. Treasury Notes	7,070	8.18	4.21
Bonds of non-U.S. governments and government entities	336,165	0.46	1.94
Financial institutions and corporate securities (includes commercial papers of US$353,076 and certificates of deposit of US$244,197)	1,234,517	0.89	6.11

	1,577,752	0.83	5.25

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Trading securities include net unrealized losses of US$2,924, US$10,955 and US$2,537 at December 31, 2009, 2008 and 2007, respectively.

Realized gains net from trading securities of US$26,542, of US$19,911 and of US$1,387 at December 31, 2009, 2008 and 2007, respectively, are included in the Statement of Income in the line Investment and deposits with banks.

CAF places its short-term investments in several financial institutions and limits the amount of credit risk. As of December 31, 2009 and 2008, CAF does not have any significant concentrations of credit risk. Total marketable securities include US$17,165 and US$36,121, at December 31, 2009 and 2008, respectively, in other currencies.

4.	Loans

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the Series “A” and “B” Shareholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

At December 31, 2009 —

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Loans	1,157,668	1,688,710	2,051,732	1,864,529	1,765,088	3,152,384	11,680,111

Fair value adjustments on hedging activities							6,578

Carrying value of loans							11,686,689

At December 31, 2008 —
Loans	1,102,063	1,705,282	2,017,638	1,769,725	1,535,146	2,052,253	10,182,107

Fair value adjustments on hedging activities							1,961

Carrying value of loans							10,184,068

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

At December 31, 2009 and 2008, loans in other currencies were granted for an equivalent of US$35,771 and US$24,211, respectively, principally in Peruvian nuevos soles and Colombian pesos. At December 31, 2009 and 2008, loans include fixed interest rate loans of US$72,097 and US$49,697, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below:

	December 31,
	2009		2008
		Average		Average
	Amount	yield (%)	Amount	yield (%)

Loans	11,680,111	2.59	10,182,107	4.97

Loans by industry segments are as follows:

	December 31,
	2009	%	2008	%

Agriculture, hunting and forestry	78,116	1	91,098	1
Exploitation of mines and quarries	43,000	1	70,000	1
Manufacturing industry	261,378	2	415,682	4
Supply of electricity, gas and water	2,960,953	25	2,001,991	20
Transport, warehousing and communications	3,660,135	31	3,200,520	31
Commercial banks	1,500,080	13	1,456,687	14
Development banks	138,465	1	135,037	1
Social and other infrastructure programs	3,031,127	26	2,802,229	28
Other activities	6,857	0	8,863	0

	11,680,111	100	10,182,107	100

Loans mature as follows:

	December 31,
	2009	2008

Remaining maturities —
Less than one year	2,277,403	2,209,408
Between one and two years	1,088,676	970,560
Between two and three years	1,126,905	962,227
Between three and four years	1,078,578	938,324
Between four and five years	943,399	899,844
Over five years	5,165,150	4,201,744

	11,680,111	10,182,107

At December 31, 2009 and 2008, all loans were performing.

At December 31, 2007, all loans were performing except for certain loans which were classified as impaired and were in nonaccrual status; however, at December 31, 2008 there are no loans classified as impaired. The average recorded investment in impaired loans during the years ended December 31, 2007 was approximately US$30.

Purchase of loan portfolio

During 2009, CAF carried out operations related to the purchase of loans for the amount of US$65,000.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Sale of loan portfolio

During 2008, the Corporation received funds from commercial banks amounting to US$50,000, for loans which were sold by the Corporation to the banks without recourse. These participations are administered by the Corporation on behalf of the participants.

A/B Loans

The Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan owned by the Corporation. As of the end of the year 2008, the Corporation administered loans of this nature whereby other financial institutions provided funds amounting to US$450,000.

Allowance for Loan Losses

Movements of the allowance for loan losses follows:

	December 31,
	2009	2008	2007

Balances at beginning of year	143,167	168,257	188,608
Credit to results of operations	(1,656)	(22,970)	(23,133)
Recoveries	2,400	1,880	2,970
Loans charged-off	—	(4,000)	(188)

Balances at end of year	143,911	143,167	168,257

5.	Equity Investments

Capital investments, which have no market value, are as follows:

	December 31,
	2009	2008

Direct investments in companies at cost	9,184	9,262
Direct investments in companies accounted under equity method	31,077	32,153
Investment funds at cost	23,764	16,688
Investment funds accounted under equity method	21,457	16,963

	85,482	75,066

The Corporation recorded an impairment charge of US$1,157 and US$82 for the years ended December 31, 2008 and 2007, respectively, related to equity investments accounted for at cost.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

6.	Property and Equipment — Net

A summary of property and equipment follows:

	December 31,
	2009	2008

Land	16,650	14,069
Buildings	20,412	18,856
Buildings improvements	15,010	15,400
Furniture and equipment	11,842	10,591
Vehicles	472	450

	64,386	59,366
Less accumulated depreciation	36,312	35,317

	28,074	24,049

7.	Other Assets

A summary of other assets follows:

	December 31,
	2009	2008

Intangible assets, net	6,024	5,616
Deferred charges, net	19,701	23,227
Other assets	3,301	2,530

	29,026	31,373

8.	Deposits

The Corporation’s deposits of US$2,650,706 at December 31, 2009 mature in 2010 (US$2,773,119 at December 31, 2008 — matured in 2009). At December 31, 2009 and 2008, the interest rates on deposits ranged from 0.10% to 2.06% and from 0.10% to 4.50%, respectively. Total deposits include US$27,460 and US$46,882, at December 31, 2009 and 2008, respectively, in other currencies.

9.	Commercial Papers

The Corporation’s commercial papers of US$1,265,417 at December 31, 2009 mature in 2010 (US$663,934 at December 31, 2008 — matured in 2009). At December 31, 2009 and 2008, the interest rates on commercial papers ranged from 0.12% to 1.89% and from 0.47% to 3.12%, respectively. Total commercial papers includes US$69,502, at December 31, 2008, in other currencies.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

10.	Bonds

An analysis of bonds follows:

	December 31,
	2009			2008
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	3,427,798	3,427,798	2.79	2,582,094	2,582,094	3.94
Euros	369,357	412,268	0.92	711,723	904,765	3.35
Yen	448,359	540,272	1.73	336,402	441,258	2.48
Colombian Pesos	305,353	369,563	2.37	210,434	229,798	3.46
Venezuelan Bolivars	209,302	209,302	(0.53)	209,302	209,566	1.77
Swiss francs	193,836	192,456	2.64	194,903	187,908	4.84
Mexican Pesos	145,223	119,002	1.16	145,223	111,925	3.47
Peruvian Nuevos Soles	125,748	135,795	1.43	75,748	79,121	3.49
Pounds Sterling	63,440	64,993	3.07	63,410	58,555	5.11

	5,288,416	5,471,449		4,529,239	4,804,990

Fair value adjustments on hedging activities		227,770			341,824

Carrying value of bonds		5,699,219			5,146,814

Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

A summary of the bonds issued, by remaining maturities, follows:

	December 31,
	2009	2008

Remaining maturities —
Less than one year	447,047	476,052
Between one and two years	767,904	447,419
Between two and three years	739,021	762,124
Between three and four years	749,421	751,255
Between four and five years	204,074	760,680
Over five years	2,380,949	1,331,709

	5,288,416	4,529,239

At December 31, 2009 and 2008, fixed interest rate bonds amounted to US$4,426,606 and US$3,548,769, respectively, of which US$935,936 and US$1,106,203, respectively, are denominated in yen, euros, pounds sterling, Swiss francs, Colombian pesos and Peruvian nuevos soles.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

11.	Borrowings and Other Obligations

An analysis of borrowings and other obligations and their weighted average cost follows:

	December 31,
	2009			2008
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	775,360	775,360	0.98	678,204	678,204	3.27
Peruvian Nuevos Soles (at spot rate)	13,891	13,891	7.24	4,300	4,300	8.18
Other currencies (at spot rate)	1,661	1,661	—	1,519	1,519	—

	790,912	790,912		684,023	684,023

Fair value adjustments on hedging activities		(2,445)			—

Carrying value of borrowings and other obligations		788,467			684,023

Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

At December 31, 2009 and 2008, there are fixed interest-bearing borrowings and other obligations amounting to US$20,582 and US$11,342, respectively.

Borrowings and other obligations, by remaining maturities, are summarized below:

	December 31,
	2009	2008

Remaining maturities —
Less than one year	128,936	147,881
Between one and two years	142,046	120,589
Between two and three years	108,598	132,268
Between three and four years	90,593	50,649
Between four and five years	56,832	85,101
Over five years	263,907	147,535

	790,912	684,023

Some borrowing agreements contain covenants conditioning the use of the funds for specific purposes or projects.

At December 31, 2009 and 2008 there were unused term credit facilities amounting to US$117,300 and US$122,500, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

12.	Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities follows:

	December 31,
	2009	2008

Employees’ severance indemnities, benefits and savings plan	48,139	51,145
Other liabilities	5,088	3,552

	53,227	54,697

13.	Pension Plan

The Corporation established in March 2005 a defined benefit pension plan (the Plan), which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary. The employees make monthly contributions to the Plan equal to 7% of their salary. Voluntary participants must contribute to the Plan certain withheld benefits. At December 31, 2009, the Plan had 173 participants.

The measurement date used to determine pension plan benefits is December 31.

The Plan’s benefit obligation (PBO) and assets as of December 31, 2009 and 2008 follow:

	December 31,
	2009	2008

Plan’s benefit obligation (PBO)	2,060	1,219

Assets	2,060	1,219

Weighted-average assumptions used to determine net benefit cost from the origination of the Plan to December 31, 2009 and 2008 follow:

Discount rate	4%
Expected long-term rate of return on Plan assets	4%
Rate of salary increase	3%

14.	Stockholders’ Equity

Authorized Capital

The authorized capital of the Corporation at December 31, 2009 and 2008, amounts to US$10,000,000, respectively, and US$5,000,000 as December 31, 2007, distributed among Series “A”, “B” and “C” shares.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Shares

The Corporation’s shares are classified as follows:

Series “A” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s Board of Directors of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200.

Series “B” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s Board of Directors of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$5.

Series “C” shares:  Subscribed by legal entities or individuals belonging to countries other than Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares provide for representation on the Board of Directors of the Corporation of two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$5.

A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2009, 2008 and 2007, follows:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 2006	5	332.387	40.536	6.000	1.661.935	202.680	1.870.615
Dividends in shares	—	16.675	2.022	—	83.375	10.110	93.485
Issued for cash	—	2.484	7.646	—	12.420	38.230	50.650

At December 31, 2007	5	351,546	50,204	6,000	1,757,730	251,020	2,014,750
Dividends in shares	—	14,103	2,001	—	70,515	10,005	80,520
Issued for cash	—	622	15,610	—	3,110	78,050	81,160

At December 31, 2008	5	366,271	67,815	6,000	1,831,355	339,075	2,176,430
Dividends in shares	—	15,972	4,044	—	79,860	20,220	100,080
Issued for cash	—	583	41,244	—	2,915	206,220	209,135

At December 31, 2009	5	382,826	113,103	6,000	1,914,130	565,515	2,485,645

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Subscribed and paid-in capital is held as follows at December 31, 2009:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	30,131	—	1,200	150,655	—	151,855
Colombia	1	107,453	—	1,200	537,265	—	538,465
Ecuador	1	30,377	—	1,200	151,885	—	153,085
Peru	1	107,280	—	1,200	536,400	—	537,600
Venezuela	1	107,278	—	1,200	536,390	—	537,590
Argentina	—	—	34,149	—	—	170,745	170,745
Brazil	—	—	31,341	—	—	156,705	156,705
Chile	—	—	4,461	—	—	22,305	22,305
Costa Rica	—	—	2,649	—	—	13,245	13,245
Dominican Republic	—	—	4,699	—	—	23,495	23,495
Jamaica	—	—	147	—	—	735	735
Mexico	—	—	3,796	—	—	18,980	18,980
Panama	—	—	6,009	—	—	30,045	30,045
Paraguay	—	—	2,531	—	—	12,655	12,655
Spain	—	—	12,572	—	—	62.860	62,860
Trinidad & Tobago	—	—	307	—	—	1,535	1,535
Uruguay	—	—	10,442	—	—	52,210	52,210
Commercial banks	—	307	—	—	1,535	—	1,535

	5	382,826	113,103	6,000	1,914,130	565,515	2,485,645

At December 31, 2009, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	—	—	—	—	14,400	72,000	—	—
Colombia	838	4,190	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Venezuela	—	—	—	—	50,400	252,000	—	—
Argentina	—	—	17,273	86,365	—	—	—	—
Brazil	—	—	17,623	88,115	—	—	25,200	126,000
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	8,481	42,405	—	—	—	—
Paraguay	—	—	12,296	61,480	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Trinidad & Tobago	—	—	283	1,415	—	—	—	—
Uruguay	—	—	8,115	40,575	—	—	7,200	36,000

	838	4,190	64,071	320,355	180,000	900,000	74,800	374,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Subscribed and paid-in capital is held as follows at December 31, 2008:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	28,866	—	1,200	144,330	—	145,530
Colombia	1	102,420	—	1,200	512,100	—	513,300
Ecuador	1	29,102	—	1,200	145,510	—	146,710
Peru	1	102,801	—	1,200	514,005	—	515,205
Venezuela	1	102,799	—	1,200	513,995	—	515,195
Argentina	—	—	17,481	—	—	87,405	87,405
Brazil	—	—	13,020	—	—	65,100	65,100
Chile	—	—	4,276	—	—	21,380	21,380
Costa Rica	—	—	2,539	—	—	12,695	12,695
Dominican Republic	—	—	3,448	—	—	17,240	17,240
Jamaica	—	—	141	—	—	705	705
Mexico	—	—	3,638	—	—	18,190	18,190
Panama	—	—	3,566	—	—	17,830	17,830
Paraguay	—	—	1,410	—	—	7,050	7,050
Spain	—	—	12,049	—	—	60,245	60,245
Trinidad & Tobago	—	—	160	—	—	800	800
Uruguay	—	—	6,087	—	—	30,435	30,435
Commercial banks	—	283	—	—	1,415	—	1,415

	5	366,271	67,815	6,000	1,831,355	339,075	2,176,430

At December 31, 2008, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	—	—	—	—	14,400	72,000	—	—
Colombia	—	—	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Venezuela	—	—	—	—	50,400	252,000	—	—
Argentina	—	—	33,182	165,910	—	—	—	—
Brazil	—	—	35,378	176,890	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	1,102	5,510	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	10,769	53,845	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Uruguay	—	—	8,333	41,665	—	—	—	—

	—	—	88,764	443,820	180,000	900,000	42,400	212,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

General Reserve

The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$210,335, US$268,249 and US$200,553 during the years ended December 31, 2009, 2008 and 2007, by appropriations from net income for the years ended December 31, 2008, 2007 and 2006, respectively.

Reserve Pursuant to Article N° 42 of the By-laws

The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders’ meetings in March 2009, 2008 and 2007, it was authorized to increase the reserve by US$31,139, US$40,100 and US$32,100, from net income for the years ended December 31, 2008, 2007 and 2006, respectively.

15.	Distributions to Stockholders’ Funds

The stockholders may distribute a portion of retained earnings to special funds, created to promote technical cooperation, sustainable human development and management of poverty relief funds in the Shareholder countries.

In March 2009, 2008 and 2007, the stockholders agreed to distribute US$70,000, US$92,450 and US$88,000, from retained earnings at December 31, 2008, 2007 and 2006, respectively, to the stockholders’ funds.

16.	Tax Exemptions

The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

17.	Derivative Instruments and Hedging Activities

The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars. The Corporation enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

the Corporation consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2009 and 2008:

	Notional amount		Fair value
	Interest rate	Cross-	Derivative	Derivative
	swap	currency swap	assets	liabilities

At December 31, 2009 —
Bonds	3,302,318	—	169,932	—
Bonds	—	1,860,619	266,813	38,371
Loans	—	21,880	—	4,107
Loans	33,000	—	—	213
Borrowings and other obligations	140,000	—	—	2,445

	3, 475,318	1,882,499	436,745	45,136

At December 31, 2008 —
Bonds	2,367,000	—	279,104	—
Bonds	—	1,946,207	389,762	46,964
Others investments	—	13,815	1,284	—
Loans	—	19,868	396	1,680
Commercial paper	—	64,128	5,640	—
Advances and short-term borrowings	—	114,621	—	10,378

	2,367,000	2,158,639	676,186	59,022

For the years ended December 31, 2009 and 2008 all of the Corporation’s derivatives which have been designated in hedging relationships were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of income.

18.	Fair Value Measurement

SFAS N° 157 (codified in ASC 820) establishes a single authoritative definition of value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value. The adoption of ASC 820 did not have any impact on the Corporation’s financial position or results of operations. Presented below is information about the determination of the fair value, assets and liabilities recorded in the Corporation’s balance sheet at fair value on a recurring basis, and assets and liabilities recorded in the Corporation’s balance sheet at fair value on a nonrecurring basis.

Determination of Fair Value

The following section describes the valuation methodologies used by the Corporation to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

each instrument is generally classified. Where appropriate the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

When available, the Corporation generally uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available, the Corporation will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, the Corporation may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

•	Marketable securities: The Corporation uses quoted market prices to determine the fair value of trading securities and those transactions are classified in Level 1 of the fair-value hierarchy. Marketable securities include investments in government securities, equity and debt securities.

•	Loans: The fair value of fixed rate loans, which are hedged using derivative transactions, is determined using the current variable interest rate for similar loans. Loans transactions are classified in Level 2 of the fair value hierarchy.

•	Derivative assets and liabilities: Derivative transactions contracted and designated by the Corporation as hedges of risks related to interest rates, currency rates or both for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated utilizing market prices given by the counterparties. Derivative transactions are classified in Level 2 of the fair-value hierarchy.

•	Bonds, borrowings and other obligations: For bonds issued and medium and long term borrowings of the Corporation which are hedged using derivative transactions, the fair value is determined utilizing internal valuation techniques, such as, discounting expected cash flows using the appropriate discount rates for the applicable maturity, reflecting the fluctuation of the hedged variables such as interest and exchange rates. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Corporation’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

				Net
	Level 1	Level 2	Level 3	balance

At December 31, 2009 —
Assets —
Marketable securities	2,214,254	—	—	2,214,254
Loans	—	61,458	—	61,458
Derivative instruments	—	436,745	—	436,745

	2,214,254	498,203	—	2,712,457

Liabilities —
Bonds	—	5,588,862	—	5,588,862
Borrowings and other obligations	—	137,555	—	137,555
Derivative instruments	—	45,136	—	45,136

	—	5,771,553	—	5,771,553

At December 31, 2008 —
Assets —
Marketable securities	1,577,752	—	—	1,577,752
Loans	—	21,829	—	21,829
Derivative instruments	—	676,186	—	676,186

	1,577,752	698,015	—	2,275,767

Liabilities —
Bonds	—	4,930,784	—	4,930,784
Derivative instruments	—	59,022	—	59,022

	—	4,989,806	—	4,989,806

Items Measured at Fair Value on a Nonrecurring Basis

Equity investments initially recorded at cost are measured at fair value on a non-recurring basis and therefore are not included in the tables above. Equity investments with a cost of US$32,948 and US$25,950 as December 31, 2009 and 2008, respectively, were written down to their fair value of US$32,948 and US$24,793, respectively, resulting in an impairment charge of US$1,157 during 2008, which was included in the statement of income. Such equity investments are classified in Level 3 of the fair-value hierarchy. The fair value of those equity investments is determined based on financial analysis of the investees.

19.	Fair Value of Financial Instruments

In accordance with SFAS N° 107 (codified in ASC 825), the Corporation also estimated the fair value of all financial instruments in the Corporation’s balance sheet, including those financial instruments carried at cost, as presented in the table below. The fair value estimates, methods and assumptions set forth

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

below for the Corporation’s financial instruments are made solely to comply with the requirements of SFAS N° 107 (codified in ASC 820) and should be read in conjunction with the financial statements.

The following is a summary of the carrying value and estimated fair value of the Corporation’s financial instruments at December 31, 2009 and 2008:

	December 31,
	2009		2008
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and due from banks	29,906	29,906	152,801	152,801
Deposits with banks	1,237,863	1,237,863	1,333,635	1,333,635
Marketable securities	2,214,254	2,214,254	1,577,752	1,577,752
Other investments	203,361	203,361	156,380	156,380
Loans, net	11,486,653	11,492,618	9,989,542	9,996,394
Equity investments	85,482	85,482	75,066	75,066
Accrued interest and commissions receivable	135,705	135,705	195,237	195,237
Derivative instruments	436,745	436,745	676,186	676,186

Financial liabilities
Deposits	2,650,706	2,650,706	2,773,119	2,773,119
Commercial paper	1,265,417	1,265,417	663,934	663,934
Advances and short-term borrowings	—	—	138,495	138,495
Bonds	5,699,219	5,701,764	5,146,814	5,209,957
Borrowings and other obligations	788,467	789,463	684,023	684,619
Derivative instruments	45,136	45,136	59,022	59,022
Accrued interest payable	98,093	98,093	138,004	138,004

The following methods and assumptions were used to estimate the fair value of those financial instruments, not accounted for at fair value under SFAS N° 157 (codified in ASC 820):

•	Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, advances and short-term borrowings and accrued interest payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Loans: The Corporation is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans.

•	Equity investments: The fair value of equity investments is determined based on financial statements of the investees or based on a financial analysis of the investees.

For additional information regarding the Corporation’s determination of fair value, included items accounted for at fair value under SFAS N° 157 (codified in ASC 820), see note 18.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US dollars)

20.	Commitments and Contingencies

Commitments and contingencies include the following:

	December 31,
	2009	2008

Credit agreements subscribed	3,056,384	2,610,482
Lines of credit	2,535,552	2,756,182
Letters of credit	2,241	10,508
Guarantees	183,211	148,859

These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business the Corporation has entered into commitments to extend credits; such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

Guarantees mature as follows:

	December 31,
	2009	2008

Less than one year	51,000	—
Over five years	132,211	148,859

	183,211	148,859

Guarantees result from the normal course of the Corporation’s business and usually take the form of partial guarantees to CAF’s clients, as a credit enhancement for their liabilities, as well as guarantees to third parties on behalf of the Corporation’s clients.

21.	Funds Administration

CAF, as a multilateral financial institution, acts as administrator of several funds funded by third parties and CAF’s own shareholders. These shareholder funds are funded through distributions made each year by the shareholders from CAF’s prior year’s net income. The financial statements of the funds are annually audited by independent auditors.

In connection with the operations carried out by the funds, CAF’s financial responsibility is limited to the fund’s balance, less commitments contracted. Since CAF does not maintain residual interests in these funds, it does not expect the generation of economic benefits for future distribution. These funds are not part of CAF’s accounts.

As of December 31, 2009 and 2008, CAF managed funds with net assets of US$374.17 million and US$350.06 million, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information
As of March 31, 2010 and audited December 31, 2009

Balance Sheets
(In thousands of U.S. dollars)

	March 31,	December 31,
	2010	2009

ASSETS
Cash and due from banks	17,602	29,906
Deposits with banks	1,050,267	1,237,863
Marketable securities
Trading	2,778,571	2,214,454
Other investments	56,466	203,361
Loans (includes US$73,576 and US$61,458 as of March 31, 2010 and December 31, 2009; respectively, at fair value)	12,380,424	11,686,689
Less loan commissions, net of origination costs	55,658	56,125
Less allowance for losses	150,950	143,911

Loans, net of allowance for losses	12,173,816	11,486,653

Equity investments	90,703	85,482
Accrued Interest and commissions receivable	171,003	135,705
Derivative Instruments	406,423	436,745
Property and equipment	30,850	28,074
Other assets	20,574	29,026

Total assets	16,796,275	15,887,069

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	2,740,036	2,650,706
Commercial paper	1,711,056	1,265,417
Bonds (includes US$5,757,454 and US$5,588,862 as of March 31, 2010 and December 31, 2009; respectively, at fair value)	5,833,318	5,699,219
Borrowings and other obligations (includes US$240,537 and US$137,555 as of March 31, 2010 and December 31, 2009; respectively, at fair value)	818,972	788,467
Accrued interest and commissions payable	126,510	98,093
Accrued expenses and other liabilities	103,624	53,227
Derivative instruments	42,553	45,136
Total liabilities	11,426,069	10,600,265
Subscribed and paid-in capital (authorized capital US$10,000 million)	2,719,645	2,485,645
Additional paid-in capital	452,904	539,222
Reserves	2,156,937	2,027,228
Retained earnings	40,720	234,709

Total stockholders’ equity	5,370,206	5,286,804

Total liabilities and stockholders’ equity	16,796,275	15,887,069

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods Ended March 31, 2010 and 2009

Statements of Income
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2010	2009

Interest income
Loans	73,632	121,021
Investments and deposits with banks	8,789	16,128
Loan commissions	4,348	4,538

Total interest income	86,769	141,687

Interest expense
Deposits	1,239	6,567
Commercial paper	2,523	2,156
Advances and short-term borrowings	—	659
Bonds	29,932	36,908
Borrowings and other obligations	2,367	5,821
Commissions	1,480	6,895

Total interest expense	37,541	59,006

Net interest income	49,228	82,681
Provision (credit) for loan losses	7,037	(2,316)

Net interest income, after provision (credit) for loan losses	42,191	84,997

Non-interest income
Other commissions	1,001	678
Dividends and equity in earnings of investees	88	38
Other income	332	139

Total non-interest income	1,421	855

Non-interest expenses
Administrative expenses	15,111	13,807
Impairment charge for equity investments	—	—
Other expenses	642	64

Total non-interest expenses	15,753	13,871

Net income before changes arising from fair value hedges	27,859	71,981
Changes arising from fair value hedges	12,861	(3,254)

Net income	40,720	68,727

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods Ended March 31, 2010 and 2009

Statements of Cash Flows
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2010	2009

Cash flows from operating activities:
Net income	40,720	68,727
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Net gain of trading securities	(2,575)	(3,323)
Amortization of loan commissions, net of origination costs	(1,471)	(2,097)
Provision (credit) for loan losses	7,037	(2,316)
Depreciation of property and equipment	521	856
Amortization of deferred charges	519	441
Provision for employees’ severance indemnities and benefits	1,503	1,468
Provisions for employees’ savings plan	332	346
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(275)	(771)
Employees’ savings plan paid or advanced	5	(135)
Trading securities, net	(561,742)	82,359
Interest and commissions receivable	(35,298)	(23,867)
Other assets	(63,417)	7,550
Accrued interest and commissions payable	28,417	(18,193)
Accrued expenses and other liabilities	46,249	(2,228)

Total adjustments and net changes in operating assets and liabilities	(580,195)	40,090

Net cash (used in) provided by operating activities	(539,475)	108,817

Cash flows from investing activities
Purchases of other investments	(23,384)	(176,902)
Maturities of other investments	170,279	162,874
Loan origination and principal collections, net	(690,611)	(535,773)
Equity investments	(5,221)	(416)
Purchases of property and equipment	(3,297)	(2,080)

Net cash provided by investing activities	(552,234)	(552,297)

Carried forward	(1,091,709)	(443,480)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods Ended March 31, 2010 and 2009

Statements of Cash Flows, Continued
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2010	2009

Brought forward	(1,091,709)	(443,480)
Cash flows from financing activities
Net increase (decrease) in deposits	89,330	281,540
Net increase (decrease) in commercial paper	445,639	(281,413)
Net increase in advances and short-term borrowings	—	90,950
Repayment of advances and short-term borrowings	—	(147,229)
Proceeds from issuance of bonds	286,635	111,957
Repayment of bonds	—	(584)
Proceeds from borrowings and other obligations	103,157	14,828
Repayment of borrowings and other obligations	(75,634)	(3,063)
Allocations to stockholders’ funds	(105,000)	(70,000)
Proceeds from issuance of shares	147,682	261,233

Net cash provided by financing activities	891,809	258,219

Net decrease in cash and cash equivalents	(199,900)	(185,261)
Cash and cash equivalents at beginning of period	1,267,769	1,486,436

Cash and cash equivalents at end of period	1,067,869	1,301,175

Consisting of:
Cash and due from banks	17,602	13,521
Deposits with banks	1,050,267	1,287,654

	1,067,869	1,301,175

Supplemental disclosure
Interest paid during the period	4,934	73,395

Non-cash financing activities
Change in other assets due to fair value hedging relationships	(30,322)	(99,581)
Change in other liabilities due to fair value hedging relationships	58,488	24,091

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Period ended March 31, 2010 and audited years ended December 31, 2009 and 2008

Statement of Stockholders Equity
(In thousands of U.S. dollars)

			Reserve Pursuant to
	Subscribed	Additional		Article			Total
	and paid in	paid in	General	No 42		Retained	stockholders’
	capital	capital	Reserve	of by-laws	Total	earnings	equity

Balance at December 31, 2008	2,176,430	280,255	1,458,180	327,574	1,785,754	311,474	4,553,913
Capital Increase	309,215	258,967					568,182
Appropriated for general reserve			210,335	0	210,335	(210,335)
Appropriated for general reserve to Article 42 of by-laws				31,139	31,139	(31,139)
Distribution to stockholders funds						(70,000)	(70,000)
Net Income	—	—	—	—	—	234,709	234,709
Balance at December 31, 2009	2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804
Capital Increase	234,000	(86,318)				0	147,682
Equity in Treasury		0				0	0
Appropriated for general reserve			106,238	0	106,238	(106,238)
Appropriated for general reserve to Article 42 of by-laws				23,471	23,471	(23,471)
Distribution to stockholders funds						(105,000)	(105,000)
Net Income	—	0	—	—	—	40,720	40,720
Balance at March 31, 2010	2,719,645	452,904	1,774,753	382,184	2,156,937	40,720	5,370,206

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Period ended March 31, 2009 and years ended December 31, 2008 and 2007

Statement of Stockholders Equity
(In thousands of U.S. dollars)

			Reserve Pursuant to
	Subscribed	Additional		Article			Total
	and paid in	paid in	General	No 42		Retained	stockholders’
	capital	capital	Reserve	of by-laws	Total	earnings	equity

Balance at December 31, 2007	2,014,750	234,355	1,189,931	287,474	1,477,405	400,799	4,127,309
Capital Increase	151,680	45,900					207,580
Appropriated for general reserve			268,249	0	268,249	(268,249)
Appropriated for general reserve to Article 42 of by-laws				40,100	40,100	(40,100)
Distribution to stockholders funds						(92,450)	(92,450)
Net Income	—	—	—	—	—	311,474	311,474
Balance at December 31, 2008	2,176,430	280,255	1,458,180	327,574	1,785,754	311,474	4,553,913
Capital Increase	193,570	67,799				0	261,369
Equity in Treasury	(65)	(71)				0	(136)
Appropriated for general reserve			210,335	0	210,335	(210,335)
Appropriated for general reserve to Article 42 of by-laws				31,139	31,139	(31,139)
Distribution to stockholders funds						(70,000)	(70,000)
Application of FAS 159						(3,724)	(3,724)
Net Income	—	0	—	—	—	72,452	72,452
Balance at March 31, 2009	2,369,935	347,983	1,668,515	358,713	2,027,228	68,728	4,813,874

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2010 and 2009

(1)	Basis of Presentation

The condensed interim financial information as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2010 are not necessarily an indication of the results to be expected for the full year 2010.

This condensed interim financial information should be read in conjunction with the Corporation’s financial statements as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 and the notes thereto presented in the prospectus.

(2)	Allowance for Loan Losses

For the three-month period ended March 31, 2010, CAF had a credit for loan losses of $7.0 million, compared to a provision for loan losses of $2.3 million for the same period in 2009. The allowance for loan losses as a percentage of the loan portfolio was 1.2% for the first three months of 2010, compared to 1.3% for the same period in 2009.

The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of a sovereign loan portfolio the Corporation’s preferred creditor status is also considered.

A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(3)	Commitments and Contingencies

Commitments and contingencies include the following:

	March 31,
	2010	2009

Credit agreements subscribed	3,233,518	2,604,790
Lines of credit for foreign trade	1,999,170	2,294,320
Letters of credit for foreign trade	1,340	5,494
Guarantees	180,769	146,627

These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2010 and 2009

In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

Guarantees primarily consist of partial credit guarantees given to the Plurinational State of Bolivia and the Republic of Peru for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	March 31,
	2010	2009

2010	50.1	—
2018	101.2	118.1
2025	28.0	28.0

	179.3	146.1

(4)	Fair value measurement

SFAS N° 157 (codified in ASC 820) establishes a single authoritative definition of value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value. The adoption of ASC 820 did not have any impact on the Corporation’s financial position or results of operations. Presented below is information about the determination of the fair value, assets and liabilities recorded in the Corporation’s balance sheet at fair value on a recurring basis, and assets and liabilities recorded in the Corporation’s balance sheet at fair value on a nonrecurring basis.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2010 and 2009

The following tables present for each of the fair-value hierarchy levels the Corporation’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 and December 31, 2009:

				Net
	Level 1	Level 2	Level 3	balance

At March 31, 2010 —
Assets —
Marketable securities	2,778,571	—	—	2,778,571
Loans	—	73,576	—	73,576
Derivative instruments	—	406,423	—	406,423

	2,778,571	479,999	—	3,258,570

Liabilities —
Bonds	—	5,757,454	—	5,757,454
Borrowings and other obligations	—	240,537	—	240,537
Derivative instruments	—	103,624	—	103,624

	—	6,101,615	—	6,101,615

At March 31, 2009 —
Assets —
Marketable securities	1,498,716	—	—	1,498,716
Loans	—	20,797	—	20,797
Derivative instruments	—	575,321	—	575,321

	1,498,716	596,118	—	2,094,834

Liabilities —
Bonds	—	4,922,779	—	4,922,779
Derivative instruments	—	72,736	—	72,736

	—	4,995,515	—	4,995,515

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2010

BONDS

					Principal Amount
		Date of	Year of		Outstanding at
	Interest	Agreement	Final		March 31,
Title	Rate	of Issue	Maturity	Currency	2010
					(In millions)

7.79% Yankee Bonds	Fixed	1997	2017	US	50.0
7 3/8% Yankee Global Bonds	Fixed	2001	2011	US	300.0
6 7/8% Yankee Bonds	Fixed	2002	2012	US	350.0
7 5/8% Euro GBP Bonds	Fixed	2002	2010	GBP(2)	40.7
7 7/8% Yankee Bonds	Fixed	2002	2022	US	85.0
6 7/8% Yankee Bonds	Fixed	2003	2012	US	188.0
5 1/5% Yankee Bonds	Fixed	2003	2013	US	500.0
5.8175% Euro Bonds	Fixed	2004	2014	US	29.0
Colombian Peso Bonds	Floating	2004	2010	COP(3)	272,220.0
1.31% Samurai Bonds	Fixed	2005	2012	JPY(4)	5,000.0
5 1/8% Yankee Bonds	Fixed	2005	2015	USD	250.0
7.53125% Peruvian Soles Bonds	Fixed	2006	2018	PEN(5)	248.4
Venezuelan Bolivares Bonds	Floating	2006	2011	VEB(6)	215.0
5.75% Yankee Bonds	Fixed	2006	2017	USD	250.0
Euro Dollar Bonds	Floating	2006	2011	EUR	300.0
5.75% Yankee Bonds	Fixed	2007	2017	USD	250.0
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	107.5
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	127.5
1.67% Samurai Bonds	Fixed	2007	2010	JPY	20,000.0
2.32% Samurai Bonds	Fixed	2007	2014	JPY	10,000.0
1.47% Samurai Bonds	Fixed	2007	2010	JPY	5,000.0
Mexican Pesos Bonds	Floating	2007	2012	MXN(7)	750.0
5.75% Yankee Bonds	Fixed	2008	2017	USD	250.0
Mexican Pesos Bonds	Floating	2008	2010	MXN(7)	800.0
5.00% Swiss Franc Bonds	Fixed	2008	2013	CHF(8)	200.0
Colombian Peso Bonds	Fixed	2008	2013	COP(3)	150,250.0
Colombian Peso Bonds	Fixed	2008	2018	COP(3)	94,250.0
4.30% Samurai Bonds	Fixed	2009	2019	JPY(4)	10,000.0
8.125% Yankee Bonds	Fixed	2009	2019	USD	1,000,000.0
Colombian Peso Bonds	Fixed	2009	2019	COP(3)	127,500.0
Colombian Peso Bonds	Fixed	2009	2014	COP(3)	111,980.0
Peruvian Soles Bonds	Fixed	2009	2014	PEN(5)	144.0
Structure Note	Floating	2010	2017	USD	50.0
Euro Dollar Bond	Floating	2010	2015	EUR(1)	100.0
Euro Dollar Bond	Floating	2010	2014	USD	100.0

(1)	Euro.

(2)	Sterling Pounds.

(3)	Colombian Pesos.

(4)	Yen.

(5)	Peruvian Soles.

(6)	Venezuelan Bolivares.

(7)	Mexican Pesos.

(8)	Swiss Francs.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2010

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,
COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

		Date of	Year of		Principal Amount
	Interest	Agreement of	Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	March 31, 2010
					(in US$ millions)

Medium and Long-term Loans	Various	Various	Various	Various	818,9
Advances and Short-term Loans	Floating	Various	Various	US	0
Deposits	Floating	Various	Various	Various	2,740
Commercial Paper	Floating	Various	Various	Various	1,711

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

		Date of	Year of		Principal Amount
	Interest	Agreement of	Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	March 31, 2010
					(In millions)

IADB	Variable	Various	05/24/2023	US	33.3
ACDI (Canada)	0%	03/29/1974	9/30/2023	CAN(1)	1.7
KfW (Germany)	Variable	Various	12/30/2020	US	241.1
AID (U.S.A.)	3%	10/10/1972	11/27/2014	US	2.3
Nordic Investment Bank	Variable	Various	7/17/2021	US	40.0
European Investment Bank	Various	10/16/1997	12/15/2013	US	10.5
China Development Bank — CDB	Variable	11/20/2007	11/29/2019	US	150.0
Instituto de Crédito Oficial — ICO	Variable	05/31/2004	9/15/2014	US	45.4
JBIC, Japón	Variable	01/29/10	01/15/2015	US	100.0
Nordic Investment Bank	Variable	Various	12/17/2021	US	40.0

(1)	Canadian dollars.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2010

GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	March 31, 2010
			(in U.S.$ millions)

Plurinational State of Bolivia	10/3/2001	4/3/2018	35.9
Plurinational State of Bolivia	5/22/2004	5/22/2018	65.4
Republic of Peru	4/17/2006	2/13/2025	28.0
Fundacion Fondo de Garantia para prestamos a la pequeña industria	1/07/2009	30/07/2010	0.07
Odebrecht	14/10/2009	30/09/2010	50.0

$1,500,000,000

CORPORACIÓN ANDINA DE FOMENTO

          , 2010

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$71,300
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$300,000
Legal fees	$300,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$10,000
Other	$60,000

Total	$826,300

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)    The facing sheet.

(2)    The prospectus.

(3)    Part II consisting of pages II-1 to II-6.

(4)    The following exhibits:

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement Pertaining to Guarantees(1)
1.3	Form of Pricing Agreement
4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement, including the form of Guarantee(1)
5.1	Opinion and consent of Ricardo Sigwald, General Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell LLP
23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu
23.2	Consent of KPMG in Venezuela
23.3	Consent of CAF’s General Legal Counsel (included in Exhibit 5.1)
23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)
99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)
99.2	List of names and addresses of the underwriters for Guarantees(1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 4th day of June, 2010.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Name:     Luis Enrique Berrizbeitia

Title:	Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 4th day of June, 2010.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

EXHIBITS

Exhibit		Sequentially
Number	Exhibits	Numbered Page

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement pertaining to Guarantees	*
1.3	Form of Pricing Agreement
4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement, including the form of Guarantee	*
5.1	Opinion and consent of Ricardo Sigwald, General Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell LLP
23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu
23.2	Consent of KPMG in Venezuela
23.3	Consent of CAF’s General Legal Counsel	**
23.4	Consent of Sullivan & Cromwell LLP	***
99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404).
99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.

**	Included in Exhibit 5.1

***	Included in Exhibit 8.1